    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1998

                                                      REGISTRATION NO. 333-51749
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          WINSTAR COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    4812                                   13-3585278
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER
                                                                                        OF WINSTAR COMMUNICATIONS, INC.)

                                230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 584-4000

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
     INCLUDING AREA CODE, OF EACH REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            WILLIAM J. ROUHANA, JR.
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                          WINSTAR COMMUNICATIONS, INC.
                                230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 584-4000

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                            DAVID ALAN MILLER, ESQ.
                            GRAUBARD MOLLEN & MILLER
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 818-8800
                              FAX: (212) 818-8881
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                       PROPOSED           PROPOSED
                     TITLE OF EACH CLASS OF                         AMOUNT TO BE   MAXIMUM OFFERING   MAXIMUM AGGREGATE
                   SECURITIES TO BE REGISTERED                       REGISTERED     PRICE PER UNIT     OFFERING PRICE
10% Senior Subordinated Notes Due 2008 ('New Cash-Pay
Notes')(1).......................................................      200,000          $1,000(2)       $ 200,000,000(3)
11% Senior Subordinated Deferred Interest Exchange Notes Due 2008
('New Deferred Interest Notes')(4)...............................      250,000          $1,000(5)       $ 250,000,000(3)
 Total...........................................................                                       $ 450,000,000

                     TITLE OF EACH CLASS OF                           AMOUNT OF
                   SECURITIES TO BE REGISTERED                     REGISTRATION FEE
10% Senior Subordinated Notes Due 2008 ('New Cash-Pay
Notes')(1).......................................................    $  68,965.52
11% Senior Subordinated Deferred Interest Exchange Notes Due 2008
('New Deferred Interest Notes')(4)...............................    $  86,206.90
 Total...........................................................    $ 155,172.42(6)

(1) The New Cash-Pay Notes being registered hereby are being offered by WinStar Communications, Inc. (the 'Company'), in exchange for certain 10% Senior Subordinated Notes due 2008 ('Old Cash-Pay Notes').

(2) Represents the minimum principal amount of each of the Old Cash-Pay Notes for which the New Cash-Pay Notes will be exchanged.

(3) Based on the book value of the notes as of the latest practicable date pursuant to Rule 457(f)(2) under the Securities Act of 1933 ('Securities Act').

(4) The New Deferred Interest Notes being registered hereby are being offered by the Company in exchange for certain 11% senior subordinated deferred interest notes due 2008 ('Old Deferred Interest Notes').

(5) Represents the minimum principal amount of each of the Old Deferred Interest Notes for which the New Deferred Interest Notes will be exchanged.

(6) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               OFFER TO EXCHANGE 10% SENIOR SUBORDINATED CASH-PAY
                            EXCHANGE NOTES DUE 2008
                (INTEREST PAYABLE ON MARCH 15 AND SEPTEMBER 15,
                         COMMENCING SEPTEMBER 15, 1998)
                              FOR ALL OUTSTANDING
                10% SENIOR SUBORDINATED CASH-PAY NOTES DUE 2008
                (INTEREST PAYABLE ON MARCH 15 AND SEPTEMBER 15,
                         COMMENCING SEPTEMBER 15, 1998)
                                      AND
               OFFER TO EXCHANGE 11% SENIOR SUBORDINATED DEFERRED
                        INTEREST EXCHANGE NOTES DUE 2008
                (INTEREST PAYABLE ON MARCH 15 AND SEPTEMBER 15,
                         COMMENCING SEPTEMBER 15, 2003)
                              FOR ALL OUTSTANDING
            11% SENIOR SUBORDINATED DEFERRED INTEREST NOTES DUE 2008
                (INTEREST PAYABLE ON MARCH 15 AND SEPTEMBER 15,
                         COMMENCING SEPTEMBER 15, 2003)
                                       OF
                          WINSTAR COMMUNICATIONS, INC.

                            ------------------------

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON SEPTEMBER 16,
              1998 UNLESS EXTENDED BY WINSTAR COMMUNICATIONS, INC.

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 21 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE NOTES OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS AUGUST 6, 1998

                                                        (Continued on next page)

(Cover page continued)

     WinStar Communications, Inc., a Delaware corporation ('Company'), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the letter of transmittal ('Cash-Pay Letter of Transmittal'), to be delivered to each holder of Old Cash-Pay Notes (as defined below), to exchange $1,000 principal amount of its 10% Senior Subordinated Cash-Pay Exchange Notes Due 2008 ('New Cash-Pay Notes') for each $1,000 principal amount of its 10% Senior Subordinated Cash-Pay Notes Due 2008 ('Old Cash-Pay Notes' and, together with the New Cash-Pay Notes, the 'Cash-Pay Notes'). The Company also hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the letter of transmittal ('Deferred Interest Letter of Transmittal,' together with the Cash-Pay Letter of Transmittal, the 'Letter of Transmittal'), to be delivered to each holder of Old Deferred Interest Notes (as defined below) to exchange (together with the offer to exchange the New Cash-Pay Notes for the Old Cash-Pay Notes, the 'Exchange Offer'), $1,000 principal amount of its 11% Senior Subordinated Deferred Interest Exchange Notes Due 2008 ('New Deferred Interest Notes') for each $1,000 principal amount of its outstanding 11% Senior Subordinated Deferred Interest Notes Due 2008 ('Old Deferred Interest Notes' and, together with the New Deferred Interest Notes, the 'Deferred Interest Notes'). The Old Cash-Pay Notes and the New Cash-Pay Notes, together with the Old Deferred Interest Notes and the New Deferred Interest Notes are referred to herein collectively as the 'Notes.'

     The New Cash-Pay Notes and the New Deferred Interest Notes (referred to herein collectively as the 'New Notes' or 'Exchange Notes') will be registered under the Securities Act of 1933, as amended ('Securities Act'), pursuant to the registration statement on Form S-4 ('Registration Statement') of which this Prospectus forms a part. As of the date hereof, $200.0 million principal amount of the Old Cash-Pay Notes and $250.0 million principal amount of the Old Deferred Interest Notes (together with the Old Cash-Pay Notes, the 'Old Notes') were outstanding. The Registration Statement of which this Prospectus forms a part has been filed by the Company in accordance with the terms of the Purchase Agreement, dated as of March 20, 1998 ('Purchase Agreement'), and Registration Rights Agreement, dated as of March 20, 1998 ('Registration Rights Agreement'), among the Company and Credit Suisse First Boston Corporation, Salomon Brothers, Inc., Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC, the initial purchasers of the Old Notes ('Initial Purchasers'). The Exchange Offer is being made by the Company to fulfill certain obligations under the Purchase Agreement and Registration Rights Agreement. After the consummation of the Exchange Offer, the Company will have no further obligation to make any other such exchange offers.

     The Company will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be September 16, 1998, unless the Exchange Offer is extended by the Company in its sole discretion ('Expiration Date'). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Statement. The Old Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof. The Company has agreed to pay all expenses related to the Exchange Offer, except costs related to the delivery of the Old Notes by each holder of such notes to the United States Trust Company of New York, the exchange agent ('Exchange Agent' or 'U.S. Trust'), and underwriting discounts, commissions and transfer taxes. Any waiver, extension or termination of the Exchange Offer will be publicly announced by the Company through a release to the Dow Jones News Service and as otherwise required by applicable laws or regulations. See 'The Exchange Offer.'

     The New Notes will be entitled to the benefits of the Indentures under which the Old Notes were issued (the 'Indentures'). The form of the New Notes will be identical to the form of the Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will have the same terms, conditions and rankings as the Old Notes. The Notes are unsecured, senior subordinated obligations of the Company, rank pari passu in right of payment with the Company's existing 14% Convertible Senior Subordinated Discount Notes Due 2005 ('Convertible Notes') and 15% Senior Subordinated Notes due 2007 ('1997 Senior Subordinated Notes'), and are junior in right of payment to all existing and future senior indebtedness of the Company.

     The Cash-Pay Notes bear interest at a rate of 10% per annum, payable on March 15 and September 15, commencing September 15, 1998, and are redeemable on or after March 15, 2003 at the option of the Company, in whole or in part, at the redemption prices set forth herein. The Deferred Interest Notes bear interest at a rate of 11% per annum, payable semiannually on March 15 and September 15, commencing September 15, 2003. Until March 15, 2003, interest on the Deferred Interest Notes will accrue and be compounded semiannually on each

SemiAnnual Interest Accrual Date (as defined), but will not be payable in cash. Interest on the Accumulated Amount (as defined) of the Deferred Interest Notes as of March 15, 2003 will be payable semiannually commencing September 15, 2003. The Deferred Interest Notes will mature on March 15, 2008 and are redeemable on or after March 15, 2003 at the option of the Company, in whole or in part, at the redemption price set forth herein.

     Based on no-action letters issued by the staff of the Securities and Exchange Commission ('Commission') to third parties, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met.

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.'

     As of June 30, 1998, Cede & Co. ('Cede'), as nominee for The Depository Trust Company, New York, New York ('DTC'), was the registered holder of $450.0 million aggregate principal amount of the Old Notes. The Company believes that no such participant is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company. There has previously been only a limited secondary market, and no public market, for the Old Notes. The Old Notes are, and the New Notes will be, eligible for trading in the Private Offering, Resales and Trading through Automatic Linkages ('PORTAL') market. There can be no assurance as to the liquidity of the trading market for either the New Notes or the Old Notes. The New Notes constitute securities for which there is no established trading market, and the Company does not currently intend to list the New Notes on any securities exchange. If such a trading market develops for the New Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, the New Notes may trade at a discount from their face value. See 'Risk Factors--Absence of Public Market for the New Notes.'

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indentures. Following the consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for any other exchange offer with respect to the Old Notes held by such holders. Following the completion of the Exchange Offer in accordance with the terms hereof and the Registration Rights Agreement, certain of the Old Notes may not be entitled to the contingent increase in interest rate as provided in the Registration Rights Agreement. See 'The Exchange Offer.'

     This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of August 3, 1998.

     The Company will not receive any proceeds from this Exchange Offer. No dealer-manager is being used in connection with this Exchange Offer. See 'Plan of Distribution.'

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     The Old Notes were issued originally in global form (the 'Old Global Notes'). The Old Global Notes were deposited with, or on behalf of, DTC, as the initial depository with respect to the Old Notes (in such capacity, the 'Depositary'). The Old Global Notes are registered in the name of Cede, as nominee of DTC, and beneficial interests in the Old Global Notes are shown on, and transfers thereof are effected only through, records maintained by the Depositary and its participants. The use of the Old Global Notes to represent the Old Notes permits the Depositary's participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with the Depositary's established procedures without the need to transfer a physical certificate. Except as provided below, the New Notes will also be issued initially as a note in global form (the 'New Global Notes', and together with the Old Global Notes, the 'Global Notes') and deposited with, or on behalf of, the Depositary. Notwithstanding the foregoing, any holder of Old Notes who at any time is not a qualified institutional buyer under Rule 144A (a 'Qualified Institutional Buyer'), who exchanges Old Notes in the Exchange Offer, will receive the New Notes in certificated form. Any such holder is not, and will not be, able to trade such securities through the Depositary unless the New Notes are resold to a Qualified Institutional Buyer. After the initial issuance of the New Global Notes, New Notes in certificated form will be issued in exchange for a holder's proportionate interest in the New Global Notes only as set forth in the Indentures.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus and the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Exchange Agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the New Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct at any time subsequent to its date.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Available Information......................................................................................     5
Incorporation of Certain Information by Reference..........................................................     6
Prospectus Summary.........................................................................................     7
Risk Factors...............................................................................................    21
The Exchange Offer.........................................................................................    30
Capitalization.............................................................................................    36
Description of the Notes...................................................................................    39
Description of Certain Other Indebtedness and Preferred Stock..............................................    64
Certain United States Federal Income Tax Considerations....................................................    68
Legal Matters..............................................................................................    74
Experts....................................................................................................    74

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the New Notes offered in the Exchange Offer. For the purposes hereof, the term 'Registration Statement' means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the New Notes offered in the Exchange Offer, reference is made to such Registration Statement, including the exhibits and schedules thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement (and the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 ('Washington Office'), or at its regional offices at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 ('Chicago Office'), and at Seven World Trade Center, 13th Floor, New York, New York 10048 ('New York Office'). Any interested party may obtain copies of all or any portion of the Registration Statement and the exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its Washington Office.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, all reports filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet web site located at http:\\www.sec.gov.

     If the Company ceases to be subject to the informational reporting requirements of the Exchange Act, the Company has agreed that, so long as any Notes are outstanding, it will file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act. The Company will supply the United States Trust Company of New York, as trustee ('Trustee') and each holder of Notes, or will supply to the Trustee for forwarding to each such holder, without cost to such holder, copies of such reports or other information.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or information have been filed by the Company with the Commission pursuant to the Exchange Act and are incorporated herein by reference:

(1) Annual Report on Form 10-K (as amended) for the year ended December 31,
    1997;

(2) Current Report on Form 8-K/A filed January 30, 1998;

(3) Current Report on Form 8-K/A filed February 5, 1998;

(4) Current Report on Form 8-K filed March 12, 1998;

(5) Current Report on Form 8-K filed March 30, 1998;

(6) Current Report on Form 8-K filed June 25, 1998;

(7) Current Report on Form 8-K filed July 23, 1998;

(8) Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

(9) Proxy Statement regarding the Annual Meeting of Stockholders to be held on June 10, 1998, filed May 7, 1998.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person to WinStar Communications, Inc., 230 Park Avenue, Suite 2700, New York, New York 10169 (telephone 212-584-4000), Attention: Investor Relations, a copy of any and all of the documents referred to above (other than exhibits to such documents) which have been incorporated by reference in this Prospectus. All such documents can also be retrieved from the Commission's electronic data gathering and retrieval (EDGAR) system at www.sec.gov.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the detailed information and financial statements (and notes thereto) incorporated by reference into or appearing elsewhere in this Prospectus. Unless otherwise indicated, references herein to the 'Company' or 'WinStar' refer to WinStar Communications, Inc. and, where appropriate, its subsidiaries. Wireless Fiber(Service Mark) is a service mark and WinStar(Registered) is a trademark of WinStar Communications, Inc.

                                  THE COMPANY

GENERAL

     WinStar provides facilities-based voice and data telecommunications services to businesses and other customers in major metropolitan areas throughout the United States. WinStar holds licenses ('Wireless Licenses') which provide it with the largest amount of 38 GHz radio spectrum in the country, covering more than 110 Metropolitan Statistical Areas ('MSAs') with a total population of approximately 185 million, including the 50 largest MSAs. WinStar is building a unique nationwide network using its fiber-quality digital capacity in the 38 GHz and 28 GHz bands ('Wireless Fiber') in order to provide its customers with a broad range of attractively priced services and an alternative to the incumbent local exchange carriers ('ILECs'), other competitive local exchange carriers ('CLECs') and the interexchange carriers ('IXCs'). WinStar believes that its ability to provide information content and services further differentiates it from competitors. The annual business telecommunications market in the United States is estimated at $110 billion, with local telephony and data services, WinStar's target segment, accounting for approximately $47 billion.

     WinStar is rapidly building a modern telecommunications infrastructure. It currently provides telecommunications services on a switched basis in 24 major metropolitan markets, including Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Diego and Washington, D.C. WinStar expects to provide telecommunications services using its own switches in 30 major metropolitan markets by the end of 1998 and 40 major metropolitan markets by the end of 1999. WinStar's network buildout has been accelerated through several recent strategic acquisitions. In October 1997, WinStar purchased from US ONE Communications Corp. ('US ONE') twelve Lucent 5ESS switches, seven of which are located in markets that WinStar had targeted but had not yet entered. In January 1998, WinStar purchased GoodNet, a Tier I Internet service provider ('ISP'), from Telesoft Corp. ('Telesoft'). GoodNet maintains a national Asynchronous Transfer Mode ('ATM') backbone, points of presence ('POPs') in 27 cities throughout the United States and more than 130 peering arrangements with other ISPs. Also in January 1998, as part of its acquisition of the assets of Midcom Communications Inc. ('Midcom'), WinStar acquired PacNet, a data transmission services provider. PacNet maintains a network of frame relay data switches, POPs in 20 cities throughout the western United States and, through its membership in the Unispan consortium, interconnection and cooperative service arrangements with other frame relay providers with networks across the United States and internationally.

NETWORK STRENGTHS

     WinStar believes that its Wireless Fiber and switch-based infrastructure provides it with significant competitive advantages, including:

     Ability to Provide a Full Range of Voice and Data Telecommunications Services. The large amount of bandwidth afforded by the Wireless Licenses, together with WinStar's voice and data switching facilities, allow WinStar to offer customers a full range of voice and data telecommunications services, including (i) local dial tone, private branch exchange ('PBX') trunks, individual business lines, Centrex and long distance, (ii) data services, such as Internet access, Wide Area Network ('WAN') services utilizing frame relay, Internet Protocol ('IP') and ATM data transport, and private network services and (iii) facilities-based broadband local access and digital network services ('Carrier Services'). WinStar holds Wireless Licenses in each of the 50 largest MSAs. Including certain additional licenses which WinStar has agreed to acquire, the Wireless Licenses cover an average of approximately seven 100 MHz channels in the 20 largest U.S. markets and four 100 MHz channels in the next 20 largest U.S. markets. Each 100 MHz Wireless Fiber channel can support transmission capacity of one DS-3 at 45 Mbps, which is over 750 times the rate of the fastest dial-up modem in general use (56 Kbps) and over 350 times the rate of the fastest integrated services digital network line in general use (128 Kbps). It is anticipated that the Company's commercial deployment of multipoint facilities, planned to begin in late 1998, will allow a single 100 MHz Wireless Fiber channel to support one OC-3 equivalent of capacity at 155 Mbps.

     Rapid and Cost-Effective Deployment of Infrastructure. Wireless Fiber services generally can be deployed considerably more rapidly than wireline services because of the construction time and permit procedures required for wireline buildout. Further, the equipment used for 38 GHz and 28 GHz bands transmissions (e.g., antennae, transceivers and digital interface units) is small, unobtrusive and relatively inexpensive.

     Ability to Penetrate Target Markets. In implementing its network plan, WinStar identifies strategically located sites to serve as hubs in each of its metropolitan areas. These hub sites are connected via Wireless Fiber links to customer buildings. Certain characteristics of the 38 GHz frequency, including the effective range of its radio signal and the small amount of dispersion (i.e., scattering) of the radio beam as compared to the more dispersed radio beams produced at lower frequencies, allow for multiple hub sites using the same channel in a licensed area. Further, WinStar's ability to use multiple 38 GHz channels in its target markets provides it with advantages over other providers of fixed wireless telecommunications services that possess fewer channels in their respective portions of the radio spectrum. WinStar believes that its multiple channels, together with the deployment of multipoint technology and its hub-based network architecture, will allow it to address the needs of a significant portion of the business customers in its target markets via its Wireless Fiber services.

     Scalable Capital Expenditures. Because of WinStar's Wireless Fiber capacity and hub-based network architecture, a substantial portion of its planned capital expenditures is variable and more directly tied to demand. WinStar expects to be able to minimize non-revenue generating deployment of infrastructure because (i) it does not need to fully build out its network in a market before offering services in that market, (ii) bandwidth can be more easily allocated as demanded and (iii) the small size and relatively low cost of radio transceivers and other equipment allow for cost-efficient redeployment as customer demands change.

     Deployment of Multipoint Technology. WinStar expects that its planned deployment of point-to-multipoint technology within its networks will allow it to further reduce per-building installation and equipment costs, better leverage existing and future investment in hub equipment, address a significantly greater number of buildings in each market and provide customers with variable amounts of bandwidth as their demands and needs change. WinStar believes that it will be able to efficiently integrate point-to-multipoint technology into its point-to-point network infrastructure, thereby enabling the Company to create point-to-multipoint infrastructure in its markets rapidly and cost effectively.

     Other Core Assets. WinStar has accumulated a group of core assets, in addition to those described above, which it believes are necessary for it to commercially deploy its telecommunications services. Among these assets are (i) authorizations to operate as a CLEC in 30 states and the District of Columbia,
(ii) agreements that allow it to interconnect its facilities with those of other carriers in 41 of the 50 most populated MSAs, (iii) roof rights to install its radios on more than 2,200 buildings and (iv) state-of-the-art information systems platforms to assure the accurate and flexible handling of the billing and customer satisfaction requirements of a diverse customer base purchasing a variety of telecommunications services. WinStar intends to acquire additional core assets as it further rolls out its services and expands its network coverage.

BUSINESS STRATEGY

     The telecommunications industry is being reshaped by a number of factors, including the deregulation of local telecommunications markets, growing demand for high-speed, high-capacity digital telecommunications services and the rapid advances in wireless technologies that enable service providers to address this demand, as well as the increasing importance to customers of information services. WinStar believes it is well-positioned to compete successfully in this new telecommunications environment. Key elements of WinStar's strategy to continue its growth as a national provider of telecommunications services are to:

     Continue to Expand Network Infrastructure. WinStar currently provides switch-based telecommunications services in 24 major metropolitan markets and expects to provide telecommunications services using its own switches in 30 major metropolitan markets by the end of 1998 and 40 major metropolitan markets by the end of 1999. WinStar is continuing to deploy network infrastructure on a city-by-city basis using its Wireless Fiber capabilities, its voice and data switches and, where appropriate, facilities leased from other carriers. The Company believes that a limited number of hub sites (generally less than 10) in each metropolitan area will allow it to address more than 70% of its targeted buildings and ultimately to carry the majority of its customers' traffic on its own network instead of the higher-cost facilities of other carriers. WinStar also intends over time to interconnect all of its local networks through intercity fiber optic facilities, creating a single network capable of providing facilities-based voice and data telecommunications services among the metropolitan areas in which the Company has local networks. By building and utilizing its own network, WinStar reduces its reliance on the facilities of other providers, such as the ILECs, enhances service to its customers and reduces its cost of providing services. Unlike most fiber-based CLECs, which typically use facilities leased from incumbent providers to carry the majority of their telecommunications traffic, WinStar anticipates enhancing its operating margins by routing a significant portion of its traffic over its own network as this network and WinStar's presence in its markets mature.

     Exploit First-to-Market Advantage. WinStar seeks to exploit its 'first-to-market' advantage as the leading provider of fixed wireless local switched and dedicated telecommunications services with an established operating infrastructure and broad geographic license coverage. WinStar believes that early entrance into its markets provides it with advantages over many potential competitors by allowing it to (i) expand its customer base prior to widespread competition from other CLECs, (ii) develop a proven, reliable and low-cost network infrastructure using its own switching and transmission capabilities ahead of many other CLECs, (iii) develop and implement the advanced information, data and other systems necessary to integrate its fixed wireless infrastructure into the existing global telecommunications network, and (iv) acquire roof rights for antennae placement on a large number of buildings on favorable terms and in advance of other fixed wireless service providers.

     Provide Integrated Voice and Data Telecommunications and Information Services. WinStar has found that customers typically prefer to purchase their voice and data telecommunications services as a single package. WinStar offers its customers a broad range of telecommunications services, including basic local dial tone and long distance and, with the acquisitions of GoodNet and PacNet, high-speed switched and dedicated data and Internet access services. WinStar believes that the ability to package information, entertainment and other content and services with telecommunications services will become an increasingly important factor in the business customer's decision to select or retain a telecommunications provider. Accordingly, WinStar actively seeks opportunities to expand its information and content assets and services and to use them to enhance the marketability of its telecommunications services.

     Focus on Business Customers. WinStar believes that a substantial opportunity exists to attract a significant base of business customers by rapidly penetrating local markets with high-bandwidth telecommunications services. Initially, WinStar targeted small and medium-sized business customers in buildings that have more than 100,000 square feet of commercial space and which, in most instances, are not served by fiber facilities provided by CLECs. The Company estimates that there are more than 8,000 buildings that meet the criteria of this initial target group. WinStar believes that the growth of its infrastructure and the planned deployment of point-to-multipoint technology will make it cost-effective for the Company to target smaller buildings as well, increasing the number of target buildings to more than 30,000. Furthermore, WinStar's introduction of its data communications services and the expansion of its sales and marketing capabilities now allows it to target larger business customers.

     Market Wireless Fiber to Other Carriers. WinStar offers its broadband Carrier Services to other telecommunications providers, including providers of personal communications, cellular and specialized mobile radio services. WinStar believes that its Carrier Services present an attractive, economical method for telecommunications providers to add a high-capacity extension to their own networks, especially as they seek to rapidly penetrate new markets opening as a result of the Telecommunications Act of 1996 (the 'Telecommunications Act'). WinStar's Carrier Services also can provide cost-efficient route diversity where network reliability concerns require multiple telecommunications paths.

     Offer High Quality Networks and Superior Customer Service. WinStar believes that it offers cost and service quality advantages over ILECs and other CLECs as a result of its Wireless Fiber technology, integrated service offerings, customer support and network management and monitoring systems. WinStar consults with its customers to develop competitively priced telecommunications services that are tailored to meet their particular needs. WinStar's centrally-managed customer care and support operations are also designed to facilitate the processing of orders for changes and upgrades in services. WinStar believes that it provides greater attention and responsiveness to its customers than do the ILECs.

     Capitalize on Management Team Experience. WinStar has assembled a management team and hired operating personnel experienced in all areas of telecommunications and information services, including more than 250 former officers and employees of MCI Communications Corp. and Sprint Corporation, as well as numerous executives and other employees from Regional Bell Operating Companies ('RBOCs') and other established telecommunications companies. WinStar continues to hire additional experienced telecommunications and information services personnel as appropriate.

RECENT ACQUISITIONS OF KEY STRATEGIC ASSETS

     Three acquisitions consummated since October 1997 have provided WinStar with various strategic assets, including additional customers, additions to its sales force serving the medium to large-sized business segment, voice and data switches and a data network with which to launch its data services business.

  US ONE Asset Acquisition

     In October 1997, WinStar purchased from US ONE and its subsidiaries (the 'US ONE Asset Acquisition'), 12 Lucent switches, leased fiber-optic capacity in the New York metropolitan area and certain related assets for a purchase price of approximately $81.3 million in cash. In order to finance the cash portion of the purchase price of, and to pay certain expenses relating to, the US ONE Asset Acquisition, WinStar borrowed $62.3 million from certain institutions, which borrowings were repaid with proceeds obtained from the December 1997 Preferred Stock Placement (as defined). The US ONE Asset Acquisition will allow WinStar to accelerate the city-by-city buildout of its Wireless Fiber and switch-based infrastructure.

  GoodNet Acquisition

     In January 1998, WinStar acquired GoodNet, a Tier I ISP, from Telesoft for a purchase price of approximately $22.0 million, consisting of $3.5 million in cash and 732,784 shares of Common Stock (the 'GoodNet Acquisition'). GoodNet is a national provider of Internet access services, offering high-capacity data services to high-bandwidth users, including Internet service providers, universities and colleges, large landlords, RBOCs and cable television operators, and dial-up Internet access to consumers.

  Midcom Asset Acquisition

     In January 1998, WinStar acquired substantially all of the assets and business of Midcom (the 'Midcom Business') for a purchase price of approximately $92.0 million in cash (the 'Midcom Asset Acquisition'). WinStar anticipates, however, that its net costs for the Midcom Asset Acquisition will amount to less than $70.0 million after the expected collection of accounts receivable acquired in the transaction, the planned divestiture of two small business interests acquired in the transaction and certain post-closing price adjustments. Midcom is an entity in bankruptcy under Chapter 11.

     The Midcom Business is providing long distance voice and data telecommunications services. The Midcom Business includes basic '1 plus' and '800' long distance provided primarily to small and medium-sized businesses, most of which are in major metropolitan areas in California, Florida, Illinois, New York, Ohio and Washington, and Midcom's PacNet operations, which provide frame relay data transmission and dedicated private line services.

OTHER RECENT DEVELOPMENTS

  Acquisition of 28 GHz Licenses

     WinStar participated in the FCC's recently concluded auction of 28 GHz local multipoint distribution services licenses ('LMDS Licenses'). At the close of the auction, WinStar was the high bidder for the A-Block LMDS Licenses in nine markets and the B-Block LMDS Licenses in six markets. Each LMDS License covers a defined Basic Trading Area (BTA), with each A-Block LMDS License consisting of 1150 MHz of spectrum and each B-Block LMDS License consisting of 150 MHz of spectrum. WinStar made aggregate bids for such LMDS Licenses of approximately $58 million. However, WinStar has claimed a 25% bidding credit in the auction, making its total commitment to purchase LMDS Licenses approximately $43.4 million. Prior to the auction, WinStar made a $13 million payment which will be offset against this amount, with the balance being payable when the licenses are granted by the FCC, which WinStar anticipates will take place in the third quarter of 1998. Additionally, to supplement its LMDS spectrum and enhance its aggregate bandwidth availability in the

New York metropolitan area, in July 1998, WinStar agreed to acquire from CellularVision USA, Inc. ('CVUS'), 850 MHz of LMDS spectrum covering the New York metropolitan area for a purchase price of $32.5 million. Combined with WinStar's 38 GHz spectrum, this purchase will increase WinStar's total bandwidth in the New York metropolitan area to 1,750 MHz. In connection with this purchase, WinStar also has agreed to lend up to $5.5 million to CVUS under certain conditions.

  Acquisition of Dark Fiber Capacity

     In July 1998, the Company entered in to a 25-year lease of dark fiber capacity in and between a number of major markets at an aggregate cost of approximately $40 million. The Company has paid $6.5 million of this amount, with the balance to become payable as portions of the fibre network are fully constructed and become available to the Company, which is expected to occur over the next 18 months. The agreement will provide intracity fiber rings, consisting of multiple fiber optic strands, to connect the Company's present and future hub sites and central offices (which house WinStar's switches) in the metropolitan areas of Chicago, New York, Oakland, Philadelphia, San Francisco, San Jose and Washington, D.C. The agreement also will include intercity fiber optic capacity to connect the Company's present and planned central offices, including its switches, serving Baltimore, New York City, Newark, Philadelphia, Stamford and Washington, D.C.

  Financings

     On March 17, 1998, the Company and a wholly owned subsidiary sold an aggregate of 4,000,000 shares ('Preferred Shares') of Series D Preferred Stock in an institutional private placement ('1998 Preferred Stock Placement'). The sale price per Preferred Share was $50.00.

     On March 20, 1998, the Company sold $200 million principal amount of Old Cash-Pay Notes and $250 million principal amount of Old Deferred Interest Notes in an institutional private placement ('1998 Debt Placement'). The Company received net proceeds of approximately $629.6 million from the 1998 Preferred Stock Placement and 1998 Debt Placement, which it intends to use to fund the expansion of its telecommunications and other operations.

CORPORATE INFORMATION

     The Company was incorporated under the laws of the State of Delaware in September 1990. Its principal office is located at 230 Park Avenue, New York, New York 10169 and its telephone number is (212) 584-4000.

                         SUMMARY OF THE EXCHANGE OFFER

BACKGROUND--1998 DEBT PLACEMENT

General...................................  An aggregate of $450.0 million principal amount of Old Notes were sold to institutional purchasers ('Initial Purchasers') by the
                                            Company in the 1998 Debt Placement. The Initial Purchasers, in turn, sold such Old Notes to certain Qualified Institutional Buyers in reliance on Rule 144A under the Securities Act.

Exchange of Old Notes.....................  In connection with the 1998 Debt Placement, the Company entered into the Registration Rights Agreement pursuant to which the Company is obligated to use its best efforts to consummate this Exchange Offer with respect to the Old Notes pursuant to the Registration Statement of which this Prospectus forms a part or, if required in lieu thereof, cause the Old Notes to be registered under the Securities
                                            Act pursuant to a shelf registration statement. If (i) by May 4,
                                            1998, the Exchange Offer has been filed with the SEC; (ii) by
                                            September 16, 1998, neither the Registered Exchange Offer is consummated nor the Shelf Registration Statement is declared effective with respect to the applicable Notes; or (iii) after either the Exchange Offer Registration Statement or the Shelf Registration
                                            Statement with respect to the applicable Notes is declared effective such Registration Statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of the applicable
                                            Notes or the related Exchange Notes in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iii) a 'Registration
                                            Default'), additional interest will accrue on such Notes and related
                                            Exchange Notes from and including the date on which any such
                                            Registration Default shall occur to but excluding the date on which all Registration Defaults with respect to such Notes or Exchange
                                            Notes have been cured.

                                            In the case of the Cash-Pay Notes, such additional interest will be payable in cash semiannually in arrears, at a rate per annum equal to
                                            0.50% of the principal amount of such Notes. In the case of the
                                            Deferred Interest Notes, such additional interest will be payable in cash semiannually in arrears, at a rate per annum equal to 0.50% of the Accumulated Amount of such Notes. Such additional interest will be payable on each SemiAnnual Interest Accrual Date or interest payment date, as the case may be, commencing with the first
                                            SemiAnnual Interest Accrual Date, as the case may be, following the applicable Registration Default. Payments of additional interest on the Notes will be made to the Holders on the regular record date (or, if there is no regular record date, the date 15 days prior to such
                                            SemiAnnual Interest Accrual Date) immediately preceding such
                                            SemiAnnual Interest Date or interest payment date.

                                            If the Company effects a Registered Exchange Offer, it will be entitled to close the Registered Exchange Offer 30 days after the commencement thereof provided that it has accepted all the applicable
                                            Notes theretofore validly tendered in accordance with the terms of such Registered Exchange Offer.

TERMS OF THE EXCHANGE OFFER

The Exchange Offer........................  Pursuant to the Exchange Offer, $1,000 principal amount of New Notes will be issued in exchange for each $1,000 principal amount of outstanding Old Notes validly tendered and not withdrawn. The New
                                            Notes will be issued to tendering holders of Old Notes as promptly as practicable after the Expiration Date.

Resale....................................  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New
                                            Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. The Letter of
                                            Transmittal states that by so acknowledging and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This
                                            Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New
                                            Notes received in exchange for Old Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this
                                            Prospectus available to any such broker-dealer for use in connection with any such resale. See 'Plan of Distribution.' Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes may not rely on the foregoing position of the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities
                                            Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the Company or the Company.

                                            The Exchange Offer is not being made to, nor will be accepted from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction.

Expiration Date...........................  5:00 p.m., New York City time, September 16, 1998, unless the
                                            Exchange Offer is extended, in which case the term 'Expiration Date'
                                            means the latest date and time to which the Exchange Offer is extended. Any extension, if made, will be publicly announced through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations. The Company may extend the Expiration
                                            Date in its sole and absolute discretion.

Conditions to the Exchange Offer..........  The Exchange Offer is not subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission. See 'The Exchange
                                            Offer--Conditions to the Exchange Offer.' The Exchange Offer is not
                                            conditioned upon any minimum principal amount of Old Notes being tendered.

Procedures for Tendering Old Notes........  Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or a facsimile thereof, together with the Old Notes to be exchanged and any other required documentation to U.S. Trust, as Exchange Agent, at the address set forth herein and therein. By executing a Letter of
                                            Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes.

Special Procedures for Beneficial
  Owners..................................  Any beneficial owner whose Old Notes are registered in the name of a broker, commercial bank, trust company or other nominee, and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old
                                            Notes in such owner's name or obtain a properly completed bond power from the registered holder. Beneficial owners should be aware that the transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery Procedures............  Holders of Old Notes who wish to tender such Old Notes and whose Old
                                            Notes are not immediately available or who cannot otherwise deliver their Old Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange
                                            Agent prior to the Expiration Date may tender their Old Notes according to the guaranteed delivery procedures set forth in 'The
                                            Exchange Offer--Procedures for Tendering.'

Acceptance of Old Notes and Delivery of
  New Notes...............................  Subject to certain conditions (as described more fully in 'The
                                            Exchange Offer--Conditions to the Exchange Offer'), The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer and not withdrawn, prior to 5:00 p.m., New York
                                            City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered as promptly as practicable following the Expiration Date.

Withdrawal Rights.........................  Subject to the conditions set forth herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date. See 'The Exchange Offer--Withdrawal of Tenders.'

Certain Federal Income Tax
  Considerations..........................  The exchange pursuant to the Exchange Offer does not constitute a taxable exchange for federal income tax purposes. Each New Note will be treated as having been originally issued at the time the Old Note exchanged therefor was originally issued. However, holders should consult their own tax advisors. See 'Certain United States Federal
                                            Income Tax Considerations.'

Exchange Agent............................  U.S. Trust, the Trustee under the Indenture, is serving as Exchange
                                            Agent in connection with the Exchange Offer. For information with respect to the Exchange Offer, the telephone number for the Exchange
                                            Agent is (212) 852-1000 and the facsimile number for the Exchange
                                            Agent is (212) 852-1625.

         See 'The Exchange Offer,' below, for more detailed information concerning the terms of the Exchange Offer.

                                 THE NEW NOTES

     The Exchange Offer applies to $450.0 million aggregate principal amount of Old Notes. The form and terms of the New Notes will be the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and the New Notes will be entitled to the benefits of the Indentures. Upon consummation of the Exchange Offer, the New Notes will be treated as a single class with any Old Notes that remain outstanding. Upon consummation of the Exchange Offer, the Old Notes which have not been exchanged for New Notes, if any, will not be entitled to further registration rights under the Registration Rights Agreement. See 'Description of the Notes.'

Securities Offered........................  $200.0 million principal amount of 10% Senior Subordinated Cash- Pay
                                            Exchange Notes Due 2008.

                                            $250.0 million principal amount of 11% Senior Subordinated Deferred
                                            Interest Exchange Notes Due 2008.

Maturity Dates

  New Cash-Pay Notes......................  March 15, 2008.

  New Deferred Interest Notes.............  March 15, 2008.

Interest Payment Dates

  New Cash-Pay Notes......................  March 15 and September 15, commencing September 15, 1998.

  New Deferred Interest Notes.............  March 15 and September 15, commencing September 15, 2003. Until March
                                            15, 2003, interest on the Deferred Interest Notes will accrue at a rate of 11% per annum and be compounded semiannually on each
                                            SemiAnnual Accrual Date, but, except for additional interest payable upon any Registration Default (as defined), will not be payable in cash. Interest on the Accumulated Amount of the Deferred Interest
                                            Notes as of March 15, 2003 will be payable semiannually in cash, commencing September 15, 2003. For a discussion of the federal income tax treatment of the Deferred Interest Notes under the original issue discount rules, see 'Certain United States Federal Income Tax
                                            Considerations.'

Optional Redemption.......................  The Notes are not redeemable prior to March 15, 2003. Thereafter, the
                                            Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest, if any, on the Relevant Amounts of the Notes to the date of redemption.

Change of Control.........................  Upon a Change of Control, each holder of Notes may require the
                                            Company to repurchase such Notes at 101% of the Relevant Amounts of such Notes on the date of repurchase, plus accrued interest, if any, on such amount to the date of repurchase.

Ranking...................................  The Notes are unsecured, senior subordinated obligations of the
                                            Company, rank pari passu in right of payment with the Company's
                                            Convertible Notes and 1997 Senior Subordinated Notes (each as defined), and are junior in right of payment to all existing and future Senior Indebtedness of the Company. At March 31, 1998, the
                                            Company had (on an unconsolidated basis) approximately $1,273.6 million of indebtedness, $611.1 million of which was Senior
                                            Indebtedness (including guarantees of its subsidiaries' indebtedness)
                                            and $662.5 million of which was senior subordinated

                                            indebtedness. The Company is a holding company and, accordingly, the
                                            Notes are effectively subordinated to all liabilities of the
                                            Company's subsidiaries, including trade payables. At March 31, 1998, the total liabilities of the Company's subsidiaries were
                                            approximately $393.9 million, including trade payables and $287.0 million of indebtedness guaranteed by the Company.

Restrictive Covenants.....................  The Indentures pursuant to which the New Notes will be issued (the
                                            'Offering Indentures') restrict the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as
                                            defined), dividends on and redemptions of capital stock of the
                                            Company, the redemption of certain subordinated obligations of the
                                            Company, the making of certain Investments (as defined) by the
                                            Company and its Restricted Subsidiaries, the sale of certain assets and subsidiaries' stock and certain transactions with affiliates. The
                                            Offering Indentures also prohibit certain restrictions on
                                            distributions from Restricted Subsidiaries and restrict the Company from consolidating or merging with or transferring all or
                                            substantially all of its assets to another person. However, all of these restrictions and prohibitions are subject to a number of important qualifications, including the ability of the Company to designate certain subsidiaries as Unrestricted Subsidiaries (as defined). See 'Description of the Notes--Covenants.'

                         SUMMARY FINANCIAL INFORMATION

     The summary financial historical data presented below for the ten months ended December 31, 1995, and the years ended December 31, 1996 and 1997 have been derived from the Company's audited Consolidated Financial Statements incorporated by reference into this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, reclassified to reflect the operations of WinStar Global Products, Inc. ('Global Products'), the Company's merchandising subsidiary, as a discontinued operation. The summary financial historical data for the three months ended March 31, 1997 and 1998 have been derived from the Unaudited Condensed Consolidated Financial Statements incorporated by reference into this Prospectus from the Company's Quarterly Report on Form 10Q for the quarterly period ended March 31, 1998. In the opinion of management, the Unaudited Condensed Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments which consist of only normal recurring adjustments necessary for a fair presentation of the results of operations for the period. The summary pro forma data presented below have been derived from the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus (the 'Pro Forma Financial Statements'). The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Pro Forma Transactions (as defined) in fact occurred on such date or to project the Company's results of operations or financial condition for any future period or date.

                              TEN MONTHS                                     YEAR ENDED                    THREE MONTHS ENDED
                                ENDED         YEAR ENDED                 DECEMBER 31, 1997                     MARCH 31,
                             DECEMBER 31,    DECEMBER 31,    ------------------------------------------    ------------------
                                 1995            1996              ACTUAL              PRO FORMA(A)               1997
                             ------------    ------------    -------------------    -------------------    ------------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Net sales:
    Telecommunications....     $ 13,137        $ 33,969           $  38,277              $ 136,560              $  7,063
    Information
      services............        2,648          14,650              41,354                 41,354                 6,014
                             ------------    ------------        ----------             ----------              --------
      Total net sales.....       15,785          48,619              79,631                177,914                13,077
  Operating income (loss):
    Telecommunications....       (7,288)        (43,698)           (153,139)              (241,054)              (26,548)
    Information
      services............          217          (1,409)             (4,092)                (4,092)               (1,105)
    General corporate.....       (3,861)        (11,373)            (30,815)               (30,815)               (5,283)
                             ------------    ------------        ----------             ----------              --------
      Total operating
        loss..............      (10,932)        (56,480)           (188,046)              (275,961)              (32,936)
Interest expense..........       (7,186)        (36,748)            (77,257)              (152,752)              (10,798)
Interest income...........        2,890          10,515              17,577                 12,793                 2,235
Other (expenses) income,
  net(c)..................         (866)             --               4,719                   (481)                   --
                             ------------    ------------        ----------             ----------              --------
Loss from continuing
  operations..............      (16,094)        (82,713)           (243,007)              (416,401)              (41,499)
(Loss) income from
  discontinued
  operations..............          237          (1,010)             (6,477)                (6,477)                 (477)
                             ------------    ------------        ----------             ----------              --------
Net loss..................      (15,857)        (83,723)           (249,484)              (422,878)              (41,976)
Preferred stock
  dividends...............           --              --              (5,879)               (45,806)                   --
                             ------------    ------------        ----------             ----------              --------
Net loss applicable to
  common stockholders.....     $(15,857)       $(83,723)          $(255,363)             $(468,684)             $(41,976)
                             ------------    ------------        ----------             ----------              --------
                             ------------    ------------        ----------             ----------              --------
BASIC AND DILUTED LOSS PER
  SHARE:
  Loss per common share
    from continuing
    operations............     $  (0.71)       $  (2.96)          $   (7.49)             $  (13.81)             $  (1.27)
  (Loss) income per common
    share from
    discontinued
    operations............         0.01           (0.04)              (0.19)                 (0.19)                (0.02)
                             ------------    ------------        ----------             ----------              --------
  Net loss per common
    share outstanding.....     $  (0.70)       $  (3.00)          $   (7.68)             $  (14.00)             $  (1.29)
                             ------------    ------------        ----------             ----------              --------
                             ------------    ------------        ----------             ----------              --------
  Weighted average common
    shares outstanding....       22,770          27,911              33,249                 33,469                32,610


                                   1998              PRO FORMA(B)
                            ------------------    ------------------

STATEMENT OF OPERATIONS
  DATA:
  Net sales:
    Telecommunications....       $ 35,487             $   39,259
    Information
      services............         11,949                 11,949
                                 --------             ----------
      Total net sales.....         47,436                 51,208
  Operating income (loss):
    Telecommunications....        (49,889)               (50,291)
    Information
      services............         (1,425)                (1,425)
    General corporate.....         (9,035)                (9,035)
                                 --------             ----------
      Total operating
        loss..............        (60,349)               (60,751)
Interest expense..........        (28,656)               (39,413)
Interest income...........          4,928                  4,928
Other (expenses) income,
  net(c)..................          1,100                  1,100
                                 --------             ----------
Loss from continuing
  operations..............        (82,977)               (94,136)
(Loss) income from
  discontinued
  operations..............         (1,982)                (1,982)
                                 --------             ----------
Net loss..................        (84,959)               (96,118)
Preferred stock
  dividends...............         (8,198)               (11,192)
                                 --------             ----------
Net loss applicable to
  common stockholders.....       $(93,157)            $ (107,310)
                                 --------             ----------
                                 --------             ----------
BASIC AND DILUTED LOSS PER
  SHARE:
  Loss per common share
    from continuing
    operations............       $  (2.54)            $    (2.92)
  (Loss) income per common
    share from
    discontinued
    operations............          (0.06)                 (0.06)
                                 --------             ----------
  Net loss per common
    share outstanding.....       $  (2.60)            $    (2.98)
                                 --------             ----------
                                 --------             ----------
  Weighted average common
    shares outstanding....         35,899                 35,971

                              TEN MONTHS                                     YEAR ENDED                    THREE MONTHS ENDED
                                ENDED         YEAR ENDED                 DECEMBER 31, 1997                     MARCH 31,
                             DECEMBER 31,    DECEMBER 31,    ------------------------------------------    ------------------
                                 1995            1996              ACTUAL              PRO FORMA(A)               1997
                             ------------    ------------    -------------------    -------------------    ------------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
  Ratio of earnings from
    continuing operations
    to combined fixed
    charges and preferred
    stock dividends(d)....           --              --                  --                     --                    --
  Capital
    expenditures(e).......     $  8,123        $ 47,842           $ 222,300              $ 222,300              $ 32,380


                                   1998              PRO FORMA(B)
                            ------------------    ------------------

OTHER FINANCIAL DATA:
  Ratio of earnings from
    continuing operations
    to combined fixed
    charges and preferred
    stock dividends(d)....             --                     --
  Capital
    expenditures(e).......       $ 29,641             $   29,641

                                                                                                 AS OF MARCH 31, 1998
                                                                                                 --------------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...........................................       $    853,365
  Property and equipment, net.................................................................            304,074
      Total assets............................................................................          1,648,413
  Current portion of long-term debt and capital lease obligations.............................             14,287
  Long-term debt and capital lease obligations, less current portion..........................          1,284,061
  Series C Exchangeable Redeemable Preferred Stock............................................            181,779
  Series D Convertible Redeemable Preferred Stock.............................................            200,000
  Common and preferred stock and additional paid-in capital...................................            310,625
  Stockholders' deficit.......................................................................           (148,852)

------------------

(a) Gives effect to (i) a private placement of $100.0 million of units, consisting of 6% Series A Cumulative Convertible Preferred Stock ('Series A Preferred Stock') and warrants ('Warrants'), completed in February 1997 ('February 1997 Preferred Stock Placement'), (ii) a private placement in March 1997 ('March 1997 Debt Placement') of $100.0 million 14 1/2% Senior Deferred Interest Notes Due 2005 of the Company ('1997 Senior Notes') and $200.0 million 12 1/2% Guaranteed Senior Secured Notes Due 2004 ('WEC Notes') of WinStar Equipment Corp., a wholly owned subsidiary of the Company ('WEC'), (iii) a private placement in August 1997 ('August 1997 Debt Placement') by WinStar Equipment II Corp., a wholly owned subsidiary of the Company ('WEC II'), of $50.0 million aggregate principal amount of its 12 1/2% Guaranteed Senior Secured Notes Due 2004 (the 'WEC II Notes'), (iv) a private placement in October 1997 ('October 1997 Debt Placement') of $100.0 million 15% Senior Subordinated Deferred Interest Notes Due 2007 of the Company ('1997 Senior Subordinated Notes' and, together with the 1997 Senior Notes, WEC Notes and WEC II Notes, the '1997 Notes'), (v) the US ONE Asset Acquisition, (vi) a private placement (the 'December 1997 Preferred Stock Placement') of $175.0 million principal amount of 14 1/4% Senior Cumulative Exchangeable Preferred Stock Due 2007 ('Series C Preferred Stock'), including $25.3 million of dividends on the Series C Preferred Stock in the year ended December 31, 1997, (vii) the Midcom Asset Acquisition, (viii) the 1998 Debt Placement, and (ix) the 1998 Preferred Stock Placement, each as if they occurred as of January 1, 1997. The transactions set forth in clauses (i) through (ix) are referred to herein collectively as the 'Pro Forma Transactions.' Interest expense has been (A) increased to include approximately $81.3 million of interest on such debt and amortization of debt offering costs and other related fees in the year ended December 31, 1997, but not to include interest income earned on additional available cash and (B) reduced by approximately $5.8 million for the year ended December 31, 1997 to reflect the repayment of approximately $62.3 million borrowed in connection with the US ONE Asset Acquisition and repaid from the proceeds of the December 1997 Preferred Stock Placement. Depreciation expense has been adjusted to include approximately $5.1 million for the year ended December 31, 1997 of depreciation on certain of the assets acquired in the US ONE Asset Acquisition, assuming straight line depreciation over the expected useful lives of the assets which will ultimately be placed in service. Preferred stock dividends have been adjusted to include approximately $14.0 million of dividends on the Series D Preferred Stock (assuming the dividends are paid in Dividend Shares).

(b) Gives effect to (i) the MidCom Asset Acquisition, (ii) the March 1998 Debt Placement and (iii) the 1998 Preferred Stock Placement, each as if they occurred on January 1, 1998. Interest expense has been increased to include approximately $10.8 million of interest on such debt and amortization of debt offering costs and other related

                                              (Footnotes continued on next page)

(Footnotes continued from previous page) fees in the three months ended March 31, 1998, but not to include interest income earned on additional available cash. Preferred stock dividends have been adjusted to include approximately $3.0 million of dividends on the Series D Preferred Stock (assuming the dividends are paid in dividend shares).

(c) The year ended December 31, 1997 and the three months ended March 31, 1998 include deferred income tax benefits of $2.5 million and $1.1 million respectively.

(d) For the ten months ended December 31, 1995, the years ended December 31, 1996 and 1997, and the three months ended March 31, 1997 and 1998, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on the Company's Series A, Series C and Series D Preferred Stock by approximately $16.3 million, $83.0 million and $255.6 million, $42.5 million and $90.6 million, respectively. On a pro forma basis, giving effect to the Pro Forma Transactions, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on preferred stock by $468.9 million and $106.9 million for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expended or capitalized, and that portion of rent expense that the Company believes to be representative of interest.

(e) Excludes Midcom capital expenditures for the year ended December 31, 1997 and the three months ended March 31, 1998.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Company. These forward-looking statements involve certain risks and uncertainties. The words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'plan,' 'intend' and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. No assurance can be given that any of such expectations will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the factors described under 'Risk Factors,' including the following: (a) the Company's ability to service its debt or to obtain financing for the buildout of its telecommunications network; (b) the Company's ability to attract and retain a sufficient revenue-generating customer base; (c) competitive pressures in the telecommunications industry; and (d) general economic conditions.

                                  RISK FACTORS

     The New Notes offered hereby contain the same terms and conditions as the Old Notes and, accordingly, involve a high degree of risk. Each prospective purchaser should carefully consider the following risk factors relating to both the Old Notes and the New Notes.

HISTORICAL AND PROJECTED NET AND OPERATING LOSSES

     The Company has historically incurred significant and growing operating losses and net losses and significant negative EBITDA. EBITDA consists of loss before interest, income taxes, depreciation and amortization and other income and expense. The Company historically has had net losses and negative EBITDA of approximately $15.9 million and $9.9 million, respectively, for the ten months ended December 31, 1995, $83.7 million and $52.0 million, respectively, for the year ended December 31, 1996, $249.5 million and $158.3 million, respectively, for the year ended December 31, 1997, $42.0 million and $29.4 million, respectively, for the three months ended March 31, 1997 and $85.0 million and $49.0 million, respectively, for the three months ended March 31, 1998. After giving effect to the Pro Forma Transactions, the Company would have a net loss and negative EBITDA of $422.9 million and $219.2 million, respectively, for the year ended December 31, 1997 and $96.1 million and $49.2 million, respectively, for the three months ended March 31, 1998.

     The Company expects to continue to experience significant operating losses and net losses while it seeks to establish a sufficient revenue-generating customer base and build its network infrastructure. There can be no assurance that the Company will ever achieve (or if achieved, maintain) operating income or profitability or that the Company and its subsidiaries will have sufficient financial resources to make principal and interest payments on their outstanding debt or to redeem the Company's outstanding preferred stock, including the Series D Preferred Stock, or to make any cash dividend payments thereon. Further, any failure by the Company to achieve operating income and profitability will ultimately have an adverse effect on the market value of its Common Stock and preferred stock, including the Series D Preferred Stock.

GOVERNMENT REGULATION

     The telecommunications services business is highly regulated at the federal, state and local levels. In addition, the regulatory environment is subject to continual changes as a result of new legislation, the regulations adopted from time to time by the applicable regulatory authorities and litigation. The Company's competitive position is affected by this regulatory environment directly in terms of the services it is able to offer, the rates, terms and conditions of those services, and the rates, terms and conditions of necessary underlying services it must secure from other telecommunications providers. The Company's competitive position is also affected indirectly in terms of such regulatory environment's effect on companies that offer competing services. The Company is not able to predict the extent to which current laws and regulations or any changes therein may affect its business. However, as in any regulated industry, changes in law, regulations and interpretations could have a significant adverse impact on the ability of the Company to operate and achieve its business objectives.

COMPETITION

     The Company is subject to intense competition in each of the areas in which it operates. Many of the Company's competitors have longer-standing relationships with customers and suppliers in their respective industries, greater name recognition and significantly greater financial, technical and marketing resources than the Company.

     Telecommunications Markets. The voice and data telecommunications markets (including the Internet access and frame relay data markets) are intensely competitive and currently are dominated by the ILECs and the IXCs. These entities have long-standing relationships with their customers, have the ability to subsidize competitive services with revenues from a variety of other services and benefit from existing state and federal regulations that currently favor the ILECs and IXCs over the Company in certain respects. In addition to competition from the established carriers, the Company also faces competition from a growing number of new market entrants, such as other CLECs and dedicated data transmission service providers. Further, sales of the Company's Carrier Services are typically made to other telecommunications providers that may compete with the

Company. The Company also may face competition in the provision of local telecommunications services from cable companies, electric utilities and ILECs operating outside their current local service areas. Moreover, the consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, which have accelerated, could give rise to significant new or stronger competitors. The Company also faces competition from other entities which offer, or are licensed to offer, 38 GHz services and could face competition in certain aspects of its existing and proposed businesses from competitors providing wireless services in other portions of the radio spectrum (including 2 GHz, 4.6 GHz, 18 GHz, 24 GHz, 28 GHz, 31 GHz and 47 GHz), as well as from providers using proposed global broadband satellite systems or unlicensed wireless services.

     As competition increases in the local telecommunications market, the Company anticipates that general pricing competition and pressures will increase significantly. The Company has not obtained significant market share in any of the areas where it offers its services, nor does it expect to do so given the size of its telecommunications services markets, the intense competition therein and the diversity of customer requirements. There can be no assurance that the Company will be able to compete effectively in any of its markets.

     New Media Business. The industry in which the Company's new media subsidiary competes consists of a very large number of entities producing, owning or controlling news, sports, entertainment, educational and informational content and services, including telecommunications companies, television broadcast companies, sports franchises, film and television studios, record companies, newspaper and magazine publishing companies, universities and on-line computer services. Competition is intense for timely and highly marketable or usable information and entertainment content. Almost all of the entities with which the Company's new media subsidiary competes have significantly greater presence in the various media markets and greater resources than the Company, including existing content libraries, financial resources, personnel and existing production and distribution channels. There can be no assurance that the Company will be able to compete successfully in the emerging new media industry.

RISKS RELATED TO STRATEGY

     The Company is pursuing an accelerated strategy to expand its presence in the local telecommunications services market in the metropolitan areas in which it has Wireless Licenses and to develop and obtain the facilities necessary to provide its own switched services. The Company has limited experience providing local telecommunications services, and there can be no assurance that the Company's strategy will be successful. In addition, local telecommunications service providers in the United States never have utilized 38 GHz wireless-based systems as a significant segment of their service facilities, and there can be no assurance that the Company will be successful in implementing its Wireless Fiber-based system. The Company's strategy is subject to risks relating to the receipt of necessary regulatory approvals, the negotiation and implementation of resale agreements with other local service providers, the negotiation and implementation of interconnection agreements with ILECs and other providers, the failure of ILECs and other providers to honor interconnection agreements and their FCC-mandated obligations, the ability of third-party equipment providers and installation and maintenance contractors to meet the Company's buildout schedule, the recruitment of additional personnel in a timely manner, so as to be able to attract and service new customers but not incur excessive personnel costs in advance of the rollout, the Company's ability to attract and retain new customers through delivery of high-quality services, the potential adverse reaction to the Company's services by the Company's carrier customers, which may view the Company as a competitor, and the Company's ability to manage the simultaneous implementation of its plan in multiple markets. In addition, the Company is subject to the risk of unforeseen problems inherent in being a relatively new entrant in a rapidly evolving industry.

     Much of the Company's telecommunications revenues in prior years has been derived from the resale of long distance services to residential customers. As part of its strategy, the Company is marketing its long distance services to businesses and is no longer actively marketing such services to residential customers. As a result, revenues from the provision of long distance services to residential customers have substantially declined and are expected to continue to substantially decline through attrition of the Company's long distance residential customer base.

     The Company's strategy requires significant capital investment related to the purchase and installation of numerous switches and the interconnection of these facilities to customers' buildings and local networks of other providers, including the installation of Wireless Fiber links and the buildout of other facility infrastructure in advance of generating material revenues.

     As the Company continues to build its telecommunications operations, it will continue to experience negative operating margins while it develops its facilities. After initial rollout of its CLEC services in a particular city, the Company expects operating margins for such operations to improve only when and if: (i) sales efforts result in sufficient volumes of traffic; (ii) the Company has installed a switch and a sufficient number of Wireless Fiber links so that a substantial portion of the Company's traffic in that city can be originated and terminated over the Company's Wireless Fiber facilities instead of ILEC or other CLEC facilities; and (iii) higher margin-enhanced services are sought by, provided to and accepted by customers. While the Company believes that the unbundling and resale of ILEC services and the implementation of local telephone number portability (which will permit customers to retain their telephone numbers when switching carriers), which are mandated by the Telecommunications Act, will reduce the Company's costs of providing local exchange services and facilitate the marketing of such services, there can be no assurance that the Company's telecommunications operations will become profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the ILECs and other CLECs.

UNCERTAINTY OF MARKET ACCEPTANCE OF WIRELESS FIBER SERVICES

     The Company has been marketing its Wireless Fiber services since December 1994. The Company has not obtained a significant market share in any of the licensed areas where it offers Wireless Fiber services. The provision of wireless telecommunications services over 38 GHz represents an emerging sector of the telecommunications industry and the demand for and acceptance of Wireless Fiber services are subject to a high level of uncertainty. There can be no assurance that substantial markets will develop for wireless local telecommunications services delivered over 38 GHz or that, even if such markets develop, the Company will be able to succeed in positioning itself as a provider of such services or provide such services profitably. The Company's success in providing wireless broadband services is subject to a number of factors beyond the Company's control. These factors include, without limitation, historical perceptions of the unreliability and lack of security of previous microwave radio technologies, changes in general and local economic conditions, availability of equipment, changes in telecommunications service rates charged by other service providers, changes in the supply and demand for wireless broadband services, competition from wireline and wireless operators in the same market area and changes in the federal and state regulatory schemes affecting the operations of telecommunications service providers in general and wireless broadband systems in particular (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations). In addition, the extent of the potential demand for wireless broadband services in the Company's target markets cannot be estimated with certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations.

CHANGES IN TECHNOLOGY, SERVICES AND INDUSTRY STANDARDS

     The telecommunications industry has been characterized by rapid technological change, changing end-user requirements, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet these evolving industry standards. The extent to which competitors using existing or currently undeployed methods of delivery of local telecommunications services will compete with the Company's Wireless Fiber services cannot be anticipated. There can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render 38 GHz-based (and other spectrum-based) systems less profitable or less viable. For example, there are several existing technologies that may be able to allow the transmission of high bandwidth traffic over existing copper lines or unlicensed spectrum. There can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technologies or to introduce new services that could compete with future technologies or that equipment held by the Company in inventory will not be rendered obsolete, any of which would have an adverse effect on the operations and financial condition of the Company.

ABILITY TO SERVICE SUBSTANTIAL INDEBTEDNESS AND TO COVER FIXED CHARGES; REFINANCING RISK

     At March 31, 1998, the Company had, on a consolidated basis, approximately $1,303.8 million of indebtedness, including capitalized lease obligations and trade payables. The Company also had outstanding, at March 31, 1998, $181.8 million stated value of Series C Preferred Stock and $200.0 million, stated value of Series D Preferred Stock. The accrual of interest on the Deferred Interest Notes and on the 1997 Notes, the accrual of dividends on the Series C and Series D Preferred Stock and the accretion of original issue discount on the Convertible Notes and the Company's 14% Senior Discount Notes due 2005 (the '1995 Senior Notes' and, together with the Convertible Notes, the '1995 Notes') will significantly increase the Company's liabilities and obligations (except to the extent that the Convertible Notes are converted into Common Stock). The Company may also need to incur additional indebtedness in the future. Although the Offering Indentures and the respective Indentures pursuant to which the 1995 Notes and 1997 Notes were issued (collectively, the 'Indentures') and the Certificate of Designations governing the Series C Preferred Stock (the 'Series C Certificate of Designations') place certain limitations on the incurrence of additional indebtedness by the Company and its subsidiaries, under certain circumstances permitted by the Company's debt instruments, such additional indebtedness could be substantial. Additionally, the Indentures do not limit the amount of indebtedness that may be incurred by the Company's new media and consumer products subsidiaries or other Unrestricted Subsidiaries.

     The level of the Company's indebtedness could have important consequences for holders of the Notes, including the following: (i) the combined debt service requirements of the 1995 Notes and 1997 Notes and its obligations respecting the Series C and Series D Preferred Stock will make it more difficult for the Company to make payments when due on its indebtedness, including the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) beginning in 2001, a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for use in the Company's business; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) the Company is more highly leveraged than many of its competitors, which may place it at a competitive disadvantage: and (vi) the Company's high degree of indebtedness would make it more vulnerable in the event of a downturn in its business or if operating cash flow does not significantly increase. In addition, a substantial portion of the Company's indebtedness will mature in accordance with its terms and mandatory redemption payments will be required with respect to the Series C and Series D Preferred Stock prior to the maturity date of the Notes. The Company anticipates that earnings will be insufficient to cover fixed charges and preferred stock dividends for at least the next several years. In order for the Company to meet its debt service obligations and make mandatory redemption payments with respect to its preferred stock, the Company will need to substantially improve its operating results. There can be no assurance that the Company's operating results will be sufficient to enable the Company to meet such debt service obligations or make such redemption payments. In the absence of significantly improved operating results, the Company could face substantial liquidity problems and might be required to raise additional financing through the issuance of debt or equity securities, although there can be no assurance that the Company would be successful in raising such financing.

     A substantial amount of the Company's indebtedness begins to require cash payments of interest thereon starting in 2001 and begins to mature starting in 2004. All of the Company's indebtedness under the Indentures matures prior to the maturity date of the Notes. The Company may not have sufficient cash flow to make such interest or principal payments. The Company expects that it will need to refinance such indebtedness on or prior to its maturity dates. However, the Company's ability to obtain financing at such time may be limited by the financial condition or operating results of the Company or financial markets at such time. There can be no assurance that the Company will be able to refinance such indebtedness or what the terms of such refinancing will be. If the Company is unable to make the required debt service payments, the Company may be in default under its other outstanding indebtedness, and, depending on the circumstances, the holders of such indebtedness could elect to accelerate their indebtedness. In such event, it is unlikely that all of the obligations of the Company, including those represented by the Notes, would be paid in full.

SIGNIFICANT CAPITAL REQUIREMENTS

     The expansion of the Company's telecommunications operations and the continued funding of operating expenses will require substantial capital investment. Additionally, as part of its strategy, the Company may seek to acquire complementary assets or businesses (including additional spectrum licenses, by auction or otherwise), which also could require substantial capital investment. The Company's decision to accelerate the development of its CLEC operations in response to the Telecommunications Act has substantially increased the Company's near-term capital expenditure requirements. Under its current plans to expand to 40 markets by the end of 1999, the Company plans to spend approximately $300.0 million in each of 1998 and 1999 for capital equipment, which may require the Company to seek additional financing from financial institutions or equipment vendors or in the financial markets. The Company anticipates, based on current plans and assumptions relating to its operations, that the estimated net proceeds from the Offerings, together with existing financial resources and additional equipment and accounts receivable financing arrangements that the Company intends to seek, will be sufficient to fund the Company's operations and capital requirements for approximately 18 to 30 months from the date on which the Offerings were consummated. In the event that the Company's assumptions change or prove to be inaccurate, the Company consummates any acquisitions of significant businesses or assets (including spectrum licenses other than those won by the Company in the FCC's recently completed auction of 28 GHz Local Multipoint Distribution Service licenses ('LMDS Licenses')), the Company accelerates its plan and enters markets more rapidly, or the Company fails to secure additional equipment financing arrangements, the Company may be required to seek additional sources of capital sooner than currently anticipated. Sources of additional capital may include public and private equity and debt financing, sales of nonstrategic assets and other financing arrangements. There can be no assurance that additional financing will be available or, if available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's development and expansion plans, which would have a material adverse effect on the Company's business and the ability of the Company and its subsidiaries to make principal and interest payments on their debt, including the Notes.

PRO FORMA FINANCIAL INFORMATION; MIDCOM

     The Pro Forma Financial Information gives effect to the Pro Forma Transactions, including the Midcom Asset Acquisition, and relies upon the historical financial statements of Midcom. Midcom's financial statements for the year ended December 31, 1997 (and, consequently, the Pro Forma Financial Information) include Midcom's operations during the 10-month period in 1997 prior to Midcom's bankruptcy filing in November 1997 and, therefore, do not accurately reflect the state of the business actually acquired by the Company in January 1998. Additionally, the historical results of Midcom for the period January 1, 1998 through January 21, 1998 is based pro rata on the actual operating results of the Midcom operations for the period January 22, 1998 through March 31, 1998. In addition, one of the significant assets acquired by the Company in the acquisition was Midcom's customer base. All customers comprising such base now must be notified by the Company of the transfer of their accounts to the Company and have the option to replace the Company as their service provider. Although the Company expects that a significant number of customers will elect to terminate their service and move to other carriers, the Pro Forma Financial Information does not give effect to the loss of any Midcom customers. Moreover, the Pro Forma Financial Information does not purport to represent what the Company's results of operations or financial condition would actually have been had the Midcom Asset Acquisition in fact occurred on January 1, 1997 or to project the Company's results of operations or financial condition for any future period or date. Although the Company believes the assets it acquired from Midcom were purchased on attractive terms, the Company believes that investors in any of the Securities offered hereby should not place any reliance on the pro forma operating results contained in the Pro Forma Financial Information, as they relate to Midcom.

RISKS ASSOCIATED WITH RAPID EXPANSION AND ACQUISITIONS

     The Company is pursuing a strategy of aggressive and rapid growth, including the accelerated rollout of its telecommunications services, acquisitions of businesses and assets, including additional spectrum licenses, and the hiring of additional management, technical and marketing personnel, all of which will result in higher capital expenditures and operating expenses. Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources. The Company's ability to manage future growth, should it occur, will depend upon its ability to monitor operations, control costs, maintain effective quality controls and significantly expand the Company's internal management, technical, information and accounting systems. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the business, financial condition and results of operations of the Company, the value of the Company's securities, including the Notes offered hereby, and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes, as required. As part of its strategy, the Company may acquire complementary assets or businesses. The pursuit of acquisition opportunities will place significant demands on the time and attention of the Company's senior management and will involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating acquisition agreements and integrating the acquired businesses with the Company's existing operations. Employees and customers of acquired businesses may sever their relationship with such businesses during or after the acquisition. There can be no assurance that the Company will be able to successfully consummate any other acquisitions or integrate any business or assets which it may acquire into its operations.

     Recently, the Company consummated the US ONE Asset Acquisition, the GoodNet Acquisition and the Midcom Asset Acquisition. There can be no assurance that the acquired assets can be effectively integrated into the Company's operations or that the Company will realize the benefits it expects to achieve through these acquisitions. Two of the sellers, Midcom and US ONE, were in bankruptcy at the time of acquisition and there can be no assurance that the Company will be able to exploit these assets with more success than previous managements. Moreover, a portion of Midcom's customers and independent sales agents have elected not to continue with the Company. In addition, the conversion of Midcom customers and carrier identification codes to the Company's system is subject to regulation by the FCC, and the assignment of Midcom's customers may be subject to approval by government regulators. In the event that the FCC determines that, despite specific bankruptcy court approval, the Company engaged in improper practices in converting such customers and codes, the FCC may impose substantial penalties on the Company.

FINITE INITIAL TERM OF WIRELESS LICENSES; POTENTIAL LICENSE RENEWAL COSTS; FLUCTUATIONS IN THE VALUE OF WIRELESS LICENSES; TRANSFER OF CONTROL

     As described in the FCC's Report and Order and Second Notice of Proposed Rulemaking, released on November 3, 1997 (the '38 GHz Order'), the FCC's policy is to align the expiration dates of all 38 GHz licenses granted such that they mature concurrently on February 1, 2001, and, upon expiration, to renew all such licenses for ten years if the FCC's 'substantial service' buildout requirements have been met. While the Company believes that all of its Wireless Licenses will be renewed based upon FCC custom and practice establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that any Wireless License will be renewed upon expiration of its initial term. The failure of the Company to meet the buildout requirements and obtain a renewal of its Wireless Licenses would have a material adverse effect on the Company.

     In the 38 GHz Order, the FCC ruled, among other things and in addition to the expiration and renewal policy described above, that (i) it would impose no limits on the accumulation of licenses in the 38 GHz band, (ii) the 39.5-40.0 GHz portion of this band would not be reserved for use by satellite operations,
(iii) licensees should be permitted great flexibility in use of this spectrum, including use for point-to-multipoint and mobile services (subject to the development of inter-licensee and inter-services standards), and (iv) currently unlicensed channels in the 38 GHz band will be auctioned.

     The Company anticipates that the 38 GHz Order, or portions thereof, will be contested by various parties and the outcome of such proceedings is uncertain. Therefore, while the Company views the majority of the FCC's determinations in the 38 GHz Order as favorable to its operations and business plan, there can be no assurance that such rulings will not be repealed or altered as a result of such proceedings. On March 9, 1998, several parties filed petitions for reconsideration (the 'Petitions') of the 38 GHz Order alleging, among other things, that the FCC's February 10, 1998 grants to WinStar of additional channels in 11 markets were in violation of the FCC's processing rules. Such Petitions were made available to the public on March 10, 1998. At least one of these parties has stated its intent to file a separate pleading on this issue. There can be no assurance that the Petitions will not result in such additional channel grants being rescinded.

     The Wireless Licenses are integral assets of the Company, the value of which will depend significantly upon the success of the Company's wireless telecommunications operations and the future direction of the wireless telecommunications segment of the telecommunications industry. The value of licenses to provide wireless services also may be affected by fluctuations in the level of supply and demand for such licenses and by valuations placed on such licenses in any current or future auction of spectrum, such as the FCC's auction for spectrum in the 28 GHz spectrum which currently is taking place. Any assignment of a license or transfer of control by an entity holding a license is subject to certain limitations relating to the identity and qualifications of the transferee and requires prior FCC approval (and in some instances state regulatory approval as it relates to the provision of telecommunications services in that state), thereby possibly diminishing the value of the Wireless Licenses.

     The Company has entered into agreements to acquire a number of additional 38 GHz licenses. The transfer of licenses issued by the FCC, including 38 GHz licenses (as well as a change of control of entities holding licenses), is subject to the prior consent of the FCC, which consent generally turns on a number of factors including the identity, nationality, background and the legal and financial qualifications of the transferee and the satisfaction of certain other regulatory requirements. There can be no assurance that the FCC will approve all or any of the proposed acquisitions.

DEPENDENCE ON THIRD PARTIES FOR SERVICE AND MARKETING; POSSIBLE SERVICE INTERRUPTIONS AND
EQUIPMENT FAILURES

     The Company's long distance resale business is dependent on utilizing the facilities of major IXCs to carry its customers' long distance telephone calls and, in many instances, especially during initial market penetrations, the Company's CLEC business will be dependent on the facilities of the ILECs and other local exchange service providers to carry its customers' local telephone calls. The Company has agreements with MCI, Sprint and others that provide it with access to such carriers' networks and has entered or is entering into interconnect agreements with various ILECs, and other CLECs, to access their local exchange facilities. Although the Company believes that it currently has sufficient access to long distance networks and will be able to obtain sufficient access to local exchange facilities, any increase in the rates or access fees charged by the owners of such facilities or their unwillingness to provide access to such facilities to the Company, as well as potential reticence of the ILECs to honor appropriate provisioning and service intervals with respect to interconnection arrangements, could materially adversely affect the Company's operations. Failure to obtain continuing access to such networks and facilities could require the Company to significantly curtail or cease its operations and could have an adverse effect on the value of the Company's securities, including the Notes, and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes. Further, the Company's CLEC operations will rely to some extent upon network elements which the ILECs must provide pursuant to the Telecommunications Act and the Interconnection Order. These facilities often use copper wire for 'last mile' access to end users. To the extent that the Company relies upon ILEC facilities that use copper wire, the Company may not be able to offer potential customers the benefits of Wireless Fiber with respect to high transmission capacity and quality. In addition, the Company's operations require that the networks leased by it, and any facilities which may be developed by the Company, operate on a continuous basis. It is not unusual for networks and switching facilities to experience periodic service interruptions and equipment failures. It is therefore possible that the networks and facilities utilized by the Company may from time to time experience service interruptions or equipment failures resulting in material delays which would adversely affect consumer confidence as well as the Company's business operations and reputation.

     The Company utilizes, in certain cases, third parties for marketing its Wireless Fiber services and maintaining its operational systems. The Company has entered into master service agreements with other telecommunications providers that allow those companies to utilize and resell the Company's Wireless Fiber services to their own customers. The Company also has an agreement with Lucent to provide field service for, and network monitoring of, the Company's Wireless Fiber facilities and another agreement with Lucent for the purchase by the Company of telecommunications switches and related equipment. The failure of any of these third parties to perform under their respective agreements or the loss of any of these agreements could have a material adverse effect on the Company's results of operations and its ability to service its customers. The Company has approached a number of major telecommunications service providers to solicit interest in entering into a multi-year, multi-region network transaction in which the Company would build and maintain a co-exclusive network utilizing Wireless Fiber for providing access to their customer base. Although there can be no assurance that such a transaction will be entered into, the Company believes that such a transaction would be attractive to a number of these providers and is in various stages of discussions with them.

LINE OF SIGHT; DISTANCE LIMITATIONS IMPOSED BY RAINFALL CONDITIONS IN CERTAIN GEOGRAPHIC AREAS;
ROOF RIGHTS

     In order to provide quality transmission, Wireless Fiber services require an unobstructed line of sight between two transceivers comprising a link, with a maximum distance between any two corresponding transceivers of up to five miles (although the Company generally maintains link distances of less than three miles, or shorter distances in certain areas, to meet its internally established performance standards). Weather conditions may necessitate even shorter distances between transceivers to maintain desired transmission quality). The areas in which such shorter distances are required are those where rainfall intensity and the size of the raindrops adversely impact transmission quality at longer distances. Other weather conditions, such as snow, electrical storms and high winds, have not, in the Company's experience, affected the quality or reliability of Wireless Fiber services. The establishment of Wireless Fiber services may require additional transceivers to triangulate around obstacles (such as buildings). Similarly, to establish Wireless Fiber services covering a distance in excess of five miles, additional transceivers are required to establish a chain with links no more than five miles apart or to establish a system of interconnected hub sites. The cost of additional transceivers where required by weather, physical obstacles or distance may render Wireless Fiber uneconomical in certain instances. The Company must obtain roof rights (or rights to access other locations where lines of sight are available) in each building where a transceiver will be placed. The Company seeks to prequalify and obtain roof rights at buildings required to service potential customers in its licensed areas in advance of anticipated orders. There can be no assurance, however, that the Company will be successful in obtaining roof rights necessary to expand its Wireless Fiber services in its potential markets or in obtaining any construction, zoning, franchises or other governmental permits that may be necessary for the Company to provide Wireless Fiber service to its customers in its markets at reasonable costs or on favorable terms, or at all. The Company's prequalification activities may require the payment of option fees to the owners of buildings that are being prequalified. There can be no assurance that the Company will receive orders for Wireless Fiber services which allow the Company to utilize roof rights it obtains.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

     The Indentures and the Series C Certificate of Designations impose significant operating and financial restrictions on the Company, affecting, and in certain cases limiting, among other activities, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such restrictions could limit the availability of borrowings or result in a default under the terms of any such indebtedness. Moreover, these restrictions could limit the Company's ability to engage in certain business transactions which the Company may desire to consummate. The Company's inability to consummate any such transaction could have an adverse effect on the Company's operations, the value of the Company's securities, including the Notes, and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes.

RANKING OF THE NOTES; UNSECURED INDEBTEDNESS

     The Notes are unsecured indebtedness of the Company. At March 31, 1998, the Company had (on an unconsolidated basis) approximately $1,273.6 million of indebtedness, $611.1 million of which was Senior Indebtedness (including guarantees of its subsidiaries' indebtedness) and $662.5 million of which was senior subordinated indebtedness. Of such Senior Indebtedness, $317.2 million was secured by liens on certain assets of the Company and its subsidiaries. In the event such secured indebtedness goes into default and the holders thereof foreclose on the collateral, the holders of secured indebtedness will be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the Notes, notwithstanding the existence of any event of default with respect to the Notes.

     In addition, the Notes are subordinated to all Senior Indebtedness of the Company (as defined), including indebtedness under the 1995 Senior Notes, the 1997 Senior Notes, the guarantee by the Company of the WEC Notes (the 'WEC Note Guarantee'), the guarantee by the Company of the WEC II Notes (the 'WEC II Note Guarantee' and, together with the WEC Note Guarantee, the 'Equipment Note Guarantees') and guarantees by the Company under certain equipment lease financings and credit facilities of subsidiaries. Therefore, in the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full and there may not be sufficient assets remaining to pay amounts due on the Notes. At March 31, 1998, the amount of outstanding Senior Indebtedness of the Company was approximately $641.3 million. See 'Description of the Notes--Ranking.'

HOLDING COMPANY STRUCTURE

     The Company is a holding company and its only material assets consist of the common stock of its subsidiaries and the proceeds raised from the sale of its equity and debt securities, all of which the Company has loaned or contributed, or intends to loan or contribute, to its subsidiaries. The Company may have to rely upon dividends and other payments from its subsidiaries to generate the funds necessary to pay the principal of and interest on the Notes. The subsidiaries, however, are legally distinct from the Company and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes, or to make funds available for such payment. The Company's subsidiaries have not guaranteed the Notes. The ability of the Company's subsidiaries to make such dividends and other payments to the Company is subject to, among other things, the availability of funds, the terms of such subsidiaries' indebtedness and applicable state laws. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company, the holders of the Company's indebtedness, including the Notes, and the holders of preferred stock. Accordingly, the Notes are effectively subordinated to all liabilities (including trade payables) of the subsidiaries of the Company. At March 31, 1998, the subsidiaries of the Company had approximately $393.9 million of liabilities (including trade payables and $287.0 million of indebtedness guaranteed by the Company). See 'Description of the Notes' and 'Description of Certain Other Indebtedness and Preferred Stock.'

ORIGINAL ISSUE DISCOUNT; CERTAIN TAX CONSIDERATIONS AND OTHER LEGAL CONSEQUENCES FOR HOLDERS OF DEFERRED INTEREST NOTES AND THE COMPANY

     As there will be no periodic payments in cash of interest on the Deferred Interest Notes prior to September 15, 2003, original issue discount (the difference between the stated redemption price at maturity and the issue price of the Deferred Interest Notes) will accrue from the issue date of the Deferred Interest Notes. Original issue discount must be included as interest income periodically in a United States noteholder's gross income for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

     The Deferred Interest Notes will also be subject to the high yield discount obligation rules. Consequently, the Company will not be able to deduct the original issue discount attributable to the Deferred Interest Notes until actually paid. As explained in, and subject to, the discussion under 'Certain United States Federal Income Tax Considerations,' the Deferred Interest Notes are subject to these rules because their yield to maturity equals or exceeds the Treasury-based interest rate in effect for the month of their issuance plus five percentage points. For long-term debt instruments issued in March 1998, such Treasury-based interest rate plus five percentage points is 10.83%, compounded semiannually. As a result of the application of these high yield discount rules, the Company's after tax cash flow might be less than if such original issue discount were deductible when accrued. See 'Certain United States Federal Income Tax Considerations' for a more detailed discussion of the United States federal income tax consequences to holders of Deferred Interest Notes regarding the purchase, ownership and disposition of such Deferred Interest Notes.

LACK OF PUBLIC MARKET FOR THE NOTES

     The Notes are designated eligible for trading in the PORTAL Market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of, performance of, and prospects for the Company. The Company does not intend to apply for listing of the Notes or to seek approval for quotation through any automated quotation system. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market-making may be discontinued at any time without notice. In addition, such market-making activity may be limited during the pendency of the Exchange Offer Registration Statement. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes or any securities issued in exchange therefor. If such a market were to develop, the Notes may trade at prices that may be higher or lower than the initial offering prices. Such markets may be subject to disruptions that historically have caused substantial volatility in the prices of similar securities. Such disruptions could materially and adversely affect liquidity and trading of either or both of the Notes, independent of the financial performance of, and prospects for the Company.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company in the 1998 Debt Placement to the Initial Purchasers who, in turn, sold such Old Notes to certain qualified institutional buyers in reliance on Rule 144A under the Securities Act. In connection with the 1998 Debt Placement, the Company entered into the Registration Rights Agreement, pursuant to which the Company is obligated to use its best efforts to consummate this Exchange Offer of the Old Notes for the New Notes pursuant to an effective registration statement by September 16, 1998. Unless the context requires otherwise, the term 'holder' with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company, or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC (who may deliver such Old Notes by book-entry transfer at DTC).

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (except in the case of broker-dealers, as set forth below) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     By tendering in the Exchange Offer, each holder of Old Notes will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is such holder, (ii) neither the holder of Old Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of New Notes, and (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes.

     Following the consummation of the Exchange Offer, holders of Old Notes not tendered will no longer have certain registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the New Notes, The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 principal amount.

     The forms and terms of the New Notes will be identical in all material respects to the forms and terms of the corresponding Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The Exchange Offer is not conditioned upon any minimum aggregate principal amount at maturity of Old Notes being tendered for exchange. DTC is the sole registered holder of the Old Notes, and holds such notes on behalf of numerous participants. This Prospectus, together with the Letter of Transmittal, is being sent to all such registered holders as of August 3, 1998.

     Under the Indentures, holders of Old Notes do not have any appraisal or dissenters rights in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if it has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange, such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See '--Fees and Expenses.'

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term 'Expiration Date' shall mean 5:00 p.m., New York City time, on September 16, 1998 unless the Company in its sole discretion extends the Exchange Offer, in which case the term 'Expiration Date' shall mean the latest date and time to which the Exchange Offer is extended. Although the Company has no current intention to extend the Exchange Offer, the Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the New Notes for Old Notes will be the first New York Stock Exchange trading day following the Expiration Date.

     The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under '--Conditions to the Exchange Offer' shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Old Notes.

PROCEDURES FOR TENDERING

     The tender to the Company of Old Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal signed by such holder. A holder of the Old Notes may tender such Old Notes by (i) properly completing and signing a Letter of Transmittal or a facsimile thereof (all references in this Prospectus to a Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with any corresponding certificate or certificates representing the Old Notes being tendered (if in certificated form) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in DTC whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an 'eligible guarantor institution' as defined by Rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an 'Eligible Institution'). If the New

Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     THE METHOD OF DELIVERY OF OLD NOTES, LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedure for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at the address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     If the holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office, on or prior to the Expiration Date, a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the name(s) in which the Old Notes are registered and the certificate number(s) of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, such Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) is received by the Exchange Agent or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against submission of a duly signed Letter of Transmittal (and any other required documents) and deposit of the tendered Old Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserve the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of The Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. If any Old Notes received by the Exchange Agent are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Old Notes are submitted in a principal amount greater than the principal amount of Old Notes being tendered by such tendering holder, such unaccepted or non-exchanged Old Notes will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion, to the extent permitted by the Indentures to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (b) to the extent pertained by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers will differ from the terms of the Exchange Offer.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Old Notes for exchange ('Transferor') exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     By executing a Letter of Transmittal, each holder will make to the Company the representations set forth above in the third paragraph under the heading '--Purpose and Effect of the Exchange Offer.'

WITHDRAWAL OF TENDERS

     Tenders of Old Notes pursuant to the Exchange Offer are irrevocable, except that Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at the address set forth in the Letter of Transmittal prior to 5:00 p.m., New York City time on the Expiration Date. Any such notice of withdrawal must specify the holder named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers and designation of Old Notes to be withdrawn, the principal amount of Old Notes delivered for exchange, a statement that such holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered holder of such Old Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to The Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC procedure. All questions as to the validity of notices of withdrawal, including time of receipt, will be determined by the Company and such determination will be final and binding on all parties.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue New Notes in exchange for any properly tendered Old Notes not theretofore accepted and may terminate the Exchange Offer, or, at their option, modify or otherwise amend the Exchange Offer, if either of the following events occur:

          (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the sole judgment of the Company, would prohibit, restrict or otherwise render illegal the consummation of the Exchange Offer, or

          (b) there shall occur a change in the current interpretation by the staff of the Commission which, in the Company's sole judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of either of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Old Notes).

     The foregoing conditions are for the sole benefit of the Company and may be waived by the Company if it is legally permitted to do so, in whole or in part, in its sole discretion. The foregoing conditions must be either satisfied or waived prior to termination of the Exchange Offer. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

EXCHANGE AGENT

     U.S. Trust has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

     By Mail (registered or certified mail recommended):

           United States Trust Company of New York
           P.O. Box 844
           Cooper Station
           New York, New York 10276-0844

     By Overnight Courier:

           United States Trust Company of New York
           770 Broadway--13th Floor
           Corporate Trust Operations Department
           New York, New York 10003
           Attn: Corporate Trust Operations Department

     By Hand Delivery:

           United States Trust Company of New York
           111 Broadway, Lower Level
           New York, New York 10006
           Attn: Corporate Trust Services

     By Facsimile (for Eligible Institutions only):

           (212) 420-6152
           Confirm by telephone (800) 548-6565

FEES AND EXPENSES

     The expense of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

     The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, the Letter of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred by the Company in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company. The Company will not, however, pay the costs incurred by a holder in delivering its Old Notes to the Exchange Agent, underwriting fees, or Commissions or transfer taxes.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the date of the exchange because the exchange of the Old Notes for the New Notes is the completion of the selling process contemplated in the issuance of the Old Notes. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

OTHER MATTERS

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction.

     As a result of the making of the Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture except for certain rights under the Registration Rights Agreement and except that certain of the Old Notes may not be entitled to the contingent increase in interest rate provided for in the Old Notes. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture and the Old Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Old Notes could be adversely affected.

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes, in like principal amount, the terms of which are identical to the New Notes except that such New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in a change in the indebtedness of the Company.

                                 CAPITALIZATION

     The following table sets forth the cash and capitalization of the Company as of March 31, 1998. The following table should be read in conjunction with the audited Consolidated Financial Statements and related notes incorporated by reference into this Prospectus and the Pro Forma Financial Statements included elsewhere in this Prospectus.

                                                                                                       MARCH 31,
                                                                                                         1998
                                                                                                  -------------------
                                                                                                    (IN THOUSANDS,
                                                                                                  EXCEPT SHARE DATA)

Cash, cash equivalents and short-term investments..............................................       $   853,365
                                                                                                  -------------------
                                                                                                  -------------------
Liabilities and stockholders' equity:
Long-term debt and capital lease obligations:
  12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC......................................           200,000
  12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC II...................................            50,000
  14% Senior Discount Notes Due 2005...........................................................           208,602
  14 1/2% Senior Deferred Interest Notes Due 2005..............................................           115,622
  14% Convertible Senior Subordinated Discount Notes Due 2005..................................           104,301
  15% Senior Subordinated Deferred Interest Notes Due 2007.....................................           107,367
  10% Senior Subordinated Notes Due 2008.......................................................           200,000
  11% Senior Subordinated Deferred Interest Notes Due 2008.....................................           250,840
  Capital lease obligations and other notes (including current portion)........................            61,616
                                                                                                  -------------------
       Total long-term debt and capital lease obligations......................................         1,298,348
                                                                                                  -------------------
  Series C 14 1/4% Senior Cumulative Exchangeable Preferred Stock due 2007.....................           181,779
                                                                                                  -------------------
  Series D 7% Senior Cumulative Convertible Preferred Stock Due 2010...........................           200,000
Stockholders' equity (deficit):
  6% Series A Cumulative Convertible Preferred Stock, $.01 par value, 15,000,000 shares
    authorized, 3,969,126 shares issued and outstanding(a).....................................                40
  Common Stock, $.01 par value, 200,000,000 shares authorized, 37,111,000 shares issued and
    outstanding(b).............................................................................               371
  Additional paid-in capital...................................................................           310,214
  Accumulated deficit..........................................................................          (459,477)
                                                                                                  -------------------
       Total stockholders' deficit.............................................................          (148,852)
                                                                                                  -------------------
         Total capitalization..................................................................       $ 1,531,275
                                                                                                  -------------------
                                                                                                  -------------------

------------------
(a) See 'Description of Certain Other Indebtedness and Preferred
    Stock--Preferred Stock' for a description of the Series A Preferred Stock, Series C Preferred Stock, the Series D Preferred Stock and existing rights to purchase the Company's Series B Preferred Stock.

(b) Does not include (i) an aggregate of 994,000 shares of Common Stock issuable upon exercise of options granted or which may be granted under the 1992 Performance Equity Plan ('1992 Plan'), (ii) an aggregate of 7,390,000 shares of Common Stock issuable upon exercise of options granted or which may be granted under the 1995 Performance Equity Plan ('1995 Plan') and (iii) 8,456,000 shares of Common Stock issuable upon exercise of other outstanding options and warrants. Also does not include shares of Common Stock issuable under commitments to pay approximately $55.0 million in Common Stock in connection with the acquisition of additional spectrum licenses. See 'Description of Certain Other Indebtedness and Preferred Stock.' The exercise and conversion prices of a substantial majority of the foregoing securities are below the current market price of the Common Stock as of the date of this Prospectus. The information above also does not include shares of Common Stock that may be issued by the Company to certain holders of the common stock of WinStar New Media Company, Inc., a wholly-owned subsidiary of the Company, upon exercise of such holders' right to put such stock to WinStar at certain minimum prices.

                            SELECTED FINANCIAL DATA

     The selected financial historical data presented below for the ten months ended December 31, 1995, and the years ended December 31, 1996 and 1997 have been derived from the Company's audited Consolidated Financial Statements incorporated by reference into this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, reclassified to reflect the operations of WinStar Global Products, Inc. ('Global Products'), the Company's merchandising subsidiary, as a discontinued operation. The selected historical financial data presented below for the years ended February 28, 1994 and 1995 have been derived from the Company's audited Consolidated Financial Statements which are not included or incorporated by reference in this Prospectus, reclassified to reflect the operations of Global Products as a discontinued operation. The summary financial historical data for the three months ended March 31, 1997 and 1998 have been derived from the unaudited Condensed Consolidated Financial Statements incorporated by reference into this Prospectus from the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998. In the opinion of management, the unaudited Condensed Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments which consist of only normal recurring adjustments necessary for a fair presentation of the results of operations for the period. The summary pro forma data presented below have been derived from the Pro Forma Financial Statements included elsewhere in this Prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Pro Forma Transactions in fact occurred on such date or to project the Company's results of operations or financial condition for any future period or date.

                                                                                    YEAR ENDED DECEMBER
                                                      TEN MONTHS                                            THREE MONTHS ENDED
                                    YEAR ENDED          ENDED        YEAR ENDED           31, 1997               MARCH 31,
                                   FEBRUARY 28,      DECEMBER 31,   DECEMBER 31,   ----------------------   -------------------
                                 -----------------   ------------   ------------                  PRO
                                  1994      1995         1995           1996        ACTUAL      FORMA(A)      1997       1998
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales:
  Telecommunications............ $ 8,505   $14,909     $ 13,137       $ 33,969     $  38,277   $  136,560   $  7,063   $ 35,487
  Information services..........      --       473        2,648         14,650        41,354       41,354      6,014     11,949
  Other.........................   1,278        --           --             --            --           --         --         --
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
    Total net sales.............   9,783    15,382       15,785         48,619        79,631      177,914     13,077     47,436
Operating income (loss):
  Telecommunications............    (660)   (4,984)      (7,288)       (43,698)     (153,139)    (241,054)   (26,548)   (49,889)
  Information services..........      --      (157)         217         (1,409)       (4,092)      (4,092)    (1,105)    (1,425)
  Other.........................    (272)       --           --             --            --           --         --         --
  General corporate.............  (1,342)     (944)      (3,861)       (11,373)      (30,815)     (30,815)    (5,283)    (9,035)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
    Total operating loss........  (2,274)   (6,085)     (10,932)       (56,480)     (188,046)    (275,961)   (32,936)   (60,349)
Interest expense................    (724)     (375)      (7,186)       (36,748)      (77,257)    (152,752)   (10,798)   (28,656)
Interest income.................     109       343        2,890         10,515        17,577       12,793      2,235      4,928
Other (expenses) income,
  net(c)........................  (5,316)   (1,109)        (866)            --         4,719         (481)        --      1,100
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
Loss from continuing
  operations....................  (8,205)   (7,226)     (16,094)       (82,713)     (243,007)    (416,401)   (41,499)   (82,977)
(Loss) income from discontinued
  operations....................      10        (4)         237         (1,010)       (6,477)      (6,477)      (477)    (1,982)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
Net loss........................  (8,195)   (7,230)     (15,857)       (83,723)     (249,484)    (422,878)   (41,976)   (84,959)
Preferred stock dividends.......      --        --           --             --        (5,879)     (45,806)        --     (8,198)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
Net loss applicable to common
  stockholders.................. $(8,195)  $(7,230)    $(15,857)      $(83,723)    $(255,363)    (468,684)  $(41,976)  $(93,157)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
Basic and diluted loss per
  share:
    Loss per common share from
      continuing operations..... $ (1.06)  $ (0.42)    $  (0.71)      $  (2.96)    $   (7.49)  $   (13.81)  $  (1.27)  $  (2.54)
    (Loss) income per common
      share from discontinued
      operations................      --        --         0.01          (0.04)        (0.19)       (0.19)     (0.02)     (0.06)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
Net loss per common share
  outstanding................... $ (1.06)  $ (0.42)    $  (0.70)      $  (3.00)    $   (7.68)  $   (14.00)  $  (1.29)  $  (2.60)
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------


                                     PRO
                                  FORMA(B)
                                  ---------

                                 <
STATEMENT OF OPERATIONS DATA:
Net sales:
  Telecommunications............  $  39,259
  Information services..........     11,949
  Other.........................         --
                                  ---------
    Total net sales.............     51,208
Operating income (loss):
  Telecommunications............    (50,291)
  Information services..........     (1,425)
  Other.........................         --
  General corporate.............     (9,035)
                                  ---------
    Total operating loss........    (60,751)
Interest expense................    (39,413)
Interest income.................      4,928
Other (expenses) income,
  net(c)........................      1,100
                                  ---------
Loss from continuing
  operations....................    (94,136)
(Loss) income from discontinued
  operations....................     (1,982)
                                  ---------
Net loss........................    (96,118)
Preferred stock dividends.......    (11,192)
                                  ---------
Net loss applicable to common
  stockholders..................  $(107,310)
                                  ---------
                                  ---------
Basic and diluted loss per
  share:
    Loss per common share from
      continuing operations.....  $   (2.92)
    (Loss) income per common
      share from discontinued
      operations................      (0.06)
                                  ---------
Net loss per common share
  outstanding...................  $   (2.98)
                                  ---------
                                  ---------

                                                                                    YEAR ENDED DECEMBER
                                                      TEN MONTHS                                            THREE MONTHS ENDED
                                    YEAR ENDED          ENDED        YEAR ENDED           31, 1997               MARCH 31,
                                   FEBRUARY 28,      DECEMBER 31,   DECEMBER 31,   ----------------------   -------------------
                                 -----------------   ------------   ------------                  PRO
                                  1994      1995         1995           1996        ACTUAL      FORMA(A)      1997       1998
                                 -------   -------   ------------   ------------   ---------   ----------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Weighted average common shares
  outstanding...................   7,719    17,122       22,770         27,911        33,249       33,469     32,610     35,899
OTHER FINANCIAL DATA:
Ratio of earnings from
  continuing operations to
  combined fixed charges and
  preferred stock
  dividends(d)..................      --        --           --             --            --           --
Capital expenditures(e)......... $   307   $ 1,816     $  8,123       $ 47,842     $ 222,300   $  222,300   $ 32,380   $ 29,641


                                     PRO
                                  FORMA(B)
                                  ---------

Weighted average common shares
  outstanding...................     35,971
                                 <
OTHER FINANCIAL DATA:
Ratio of earnings from
  continuing operations to
  combined fixed charges and
  preferred stock
  dividends(d)..................
Capital expenditures(e).........  $  29,641

                                                                                                             AS OF MARCH 31, 1998
                                                                                                             --------------------
                                                                                                                    ACTUAL
                                                                                                             --------------------
                                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..........................................................       $  853,365
Property and equipment, net................................................................................          304,074
Total assets...............................................................................................        1,648,413
Current portion of long-term debt and capital lease obligations............................................           14,287
Long-term debt and capital lease obligations, less current portion.........................................        1,284,061
Series C Exchangeable Redeemable Preferred Stock...........................................................          181,779
Series D Convertible Redeemable Preferred Stock............................................................          200,000
Common and preferred stock and additional paid-in capital..................................................          310,625
Stockholders' deficit......................................................................................         (148,852)

------------------
(a) Gives effect to the Pro Forma Transactions as if each occurred as of January 1, 1997. Interest expense has been (A) increased to include approximately $81.3 million of interest on such debt and amortization of debt offering costs and other related fees in the year ended December 31, 1997, but not to include interest income earned on additional available cash and (B) reduced by approximately $5.8 million for the year ended December 31, 1997 to reflect the repayment of approximately $62.3 million borrowed in connection with the US ONE Asset Acquisition and repaid from the proceeds of the December 1997 Preferred Stock Placement. Depreciation expense has been adjusted to include approximately $5.1 million for the year ended December 31, 1997 of depreciation on certain of the assets acquired in the US ONE Asset Acquisition, assuming straight line depreciation over the expected useful lives of the assets which will ultimately be placed in service. Preferred Stock dividends have been adjusted to include approximately $25.3 million of dividends on the Series C Preferred Stock and approximately $14.0 million of dividends on the Series D Preferred Stock (assuming the dividends are paid in Dividend Shares). See 'Risk Factors--Pro Forma Financial Information; Midcom.'

(b) Gives effect to (i) the MidCom Asset Acquisition, (ii) the March 1998 Debt Placement and (iii) the 1998 Preferred Stock Placement, as if they each had occurred on January 1, 1998. Interest expense has been increased to include approximately $10.8 million of interest on such debt and amortization of debt offering costs and other related fees for the three months ended March 31, 1998, but not to include interest income earned on additional available cash. Preferred stock dividends have been adjusted to include approximately $3.0 million of dividends on the Series D Preferred Stock (assuming the dividends are paid in dividend shares).

(c) For the year ended February 28, 1994, principally represents noncash expense of $5.3 million, consisting of the difference between the exercise prices of certain options granted in connection with the Company's initial public offering in April 1991 and the market value of the underlying shares of Common Stock on the date such options became exercisable. The year ended December 31, 1997 and the three months ended March 31, 1998 include deferred income tax benefits of $2.5 million and $1.1 million, respectively.

(d) For the years ended February 28, 1994 and 1995, the ten months ended December 31, 1995, the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on the Company's Series A, Series C and Series D Preferred Stock by approximately $8.6 million, $7.3 million, $16.3 million, $83.0 million, $255.6 million, $42.5 million and $90.6 million, respectively. On a pro forma basis, giving effect to the Pro Forma Transactions, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on preferred stock by $468.9 million and $106.9 million, respectively for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expended or capitalized, and that portion of rent expense that the Company believes to be representative of interest.

(e) Excludes Midcom capital expenditures for the year ended December 31, 1997 and the three months ended March 31, 1998.

                            DESCRIPTION OF THE NOTES

     The New Cash-Pay Notes will be issued under an existing Indenture, dated as of March 15, 1998 (the 'Cash-Pay Note Indenture'), between WinStar Communications, Inc., as issuer (for purposes of this 'Description of the Notes' section, 'WCI') and United States Trust Company of New York, as trustee (in such capacity the 'Cash-Pay Note Trustee').

     The New Deferred Interest Notes will be issued under an existing Indenture, dated as of March 15, 1998 (the 'Deferred Interest Note Indenture'), between WCI, as issuer, and United States Trust Company of New York, as trustee (in such capacity, the 'Deferred Interest Note Trustee' and together with the Cash-Pay Note Trustee, the 'Trustees'). For purposes of this 'Description of the Notes' section only, the Deferred Interest Note Indenture and the Cash-Pay Note Indenture are referred to as the 'Indentures.'

     The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will have been registered under the Securities Act, and therefore, will not bear legends restricting transfer thereof. The New Notes will evidence the same debt as the Old Notes. Upon consummation of this Exchange Offering, the New Notes will be treated as a single class under the Indenture with any Old Notes remaining outstanding. Upon the consummation of this Exchange Offer, holders of Old Notes may not be entitled to certain registration rights under, or the contingent increase in interest rate provided by, the Registration Agreement.

GENERAL

     The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple of $1,000. See '--Book-Entry, Delivery and Form.' No service charge will be made for any registration of transfer or exchange of Notes, but WCI may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The New Notes may be exchanged or transferred at the office or agency of WCI in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the applicable Trustee at 114 West 47th Street, New York, New York 10036-1532).

     In the case of the New Deferred Interest Notes, for United States federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder of New Deferred Interest Notes as such discount is amortized from the date of issuance of such Notes. However, Holders of New Deferred Interest Notes will not receive any payments on the Deferred Interest Notes until September 15, 2003. For a description of certain tax matters related to an investment in the Deferred Interest Notes, see 'Certain United States Federal Income Tax Considerations.'

TERMS OF THE NOTES

  Cash-Pay Notes

     The Cash-Pay Notes are unsecured, senior subordinated obligations of WCI, limited to $200.0 million principal amount, and will mature on March 15, 2008. The Cash-Pay Notes accrue interest at a rate of 10% per annum, payable semiannually to Holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date of March 15 and September 15 of each year, commencing September 15, 1998. Interest on the Cash-Pay Notes will be paid on a 360-day year, twelve 30-day month basis.

  Deferred Interest Notes

     The Deferred Interest Notes are unsecured, senior subordinated obligations of WCI, limited to $250.0 million aggregate principal amount, and will mature on March 15, 2008. Until March 15, 2003 Deferred Interest Notes accrue interest at a rate of 11% per annum compounded semiannually on each SemiAnnual Interest Accrual Date, but, except as described herein, such interest will not be payable in cash. Interest on the Accumulated Amount of each Deferred Interest Note as of March 15, 2003 will accrue at the same rate but will be paid semiannually commencing September 15, 2003, to Holders of record at the close of business on the

March 1 or September 1 immediately preceding the interest payment date of March 15 and September 15 of each year. Interest on the Deferred Interest Notes will be paid on a 360-day year, twelve 30-day month basis.

OPTIONAL REDEMPTION

  Cash-Pay Notes

     The Cash-Pay Notes are not redeemable prior to March 15, 2003. Thereafter, the Cash-Pay Notes will be redeemable, at WCI's option, in whole at any time, or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of the principal amount of the Cash-Pay Notes), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant regular record date that is on or prior to the redemption date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing March 15 of the years set forth below:

                                                                   NOTE
                                                                REDEMPTION
YEAR                                                            YEAR PRICE
-------------------------------------------------------------   ----------
2003.........................................................     105.000%
2004.........................................................     103.333
2005.........................................................     101.667
2006 and thereafter..........................................     100.000

  Deferred Interest Notes

     The Deferred Interest Notes are not redeemable prior to March 15, 2003. Thereafter, the Deferred Interest Notes will be redeemable, at WCI's option, in whole at any time, or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of the Accumulated Amount of the Deferred Interest Notes), plus accrued and unpaid interest, if any, on such Accumulated Amount to the redemption date (subject to the right of Holders of record on the relevant regular record date that is on or prior to the redemption date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing March 15 of the years set forth below:

                                                                   NOTE
                                                                REDEMPTION
YEAR                                                            YEAR PRICE
-------------------------------------------------------------   ----------
2003.........................................................     105.500%
2004.........................................................     103.667
2005.........................................................     101.833
2006 and thereafter..........................................     100.000

  Selection of Notes for Optional Redemption

     In the case of any partial optional redemption, selection of the Notes for redemption will be made by the applicable Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the applicable Notes are listed or, if the applicable Notes are not listed on a national securities exchange, on a pro rata basis, by lot or such other method as the applicable Trustee, in its sole discretion, shall deem fair and appropriate. If such Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed; provided, however, that no Note of $1,000 in principal amount or less shall be redeemed in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

     WCI's ability to redeem the Notes at its option is severely limited under the terms of WCI's outstanding indebtedness. WCI may not be able to redeem the Notes at its option unless it simultaneously redeems or repays such other indebtedness.

RANKING

     The indebtedness evidenced by the Notes represents unsecured senior subordinated obligations of WCI. The payment of the Senior Subordinated Obligations will, to the extent set forth in each Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness of WCI, including WCI's obligations under the 1995 Senior Notes, the 1997 Senior Notes and the Equipment Note Guarantees, as well as WCI's guarantees under certain equipment lease financings and subsidiaries' credit lines. The Convertible Notes and the 1997 Senior Subordinated Notes rank pari passu with the Notes. See 'Risk Factors--Substantial Indebtedness; Ability to Service Substantial Indebtedness and to Cover Fixed Charges; Refinancing Risk' and '--Holding Company Structure; Ranking of the Notes; Unsecured Indebtedness' and 'Capitalization.'

     'Senior Subordinated Obligations' with respect to the Cash-Pay Notes and the Deferred Interest Notes is defined in the relevant Indenture to mean any principal of, premium, if any, or interest on such Notes, payable pursuant to the terms of such Notes or upon acceleration, to the extent relating to the purchase of such Notes or amounts corresponding to such principal, premium, if any, or interest on such Notes.

     At March 31, 1998, WCI had (on an unconsolidated basis) approximately $1,273.6 million of indebtedness, $611.1 million of which was Senior Indebtedness (including guarantees of its subsidiaries' indebtedness) and $662.5 million of which was senior subordinated indebtedness. Of such Senior Indebtedness, $317.2 million was secured by liens on certain assets of WCI and its subsidiaries.

     WCI is a holding company. Substantially all of the operations of WCI are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of such subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of WCI, including holders of the Notes. The Notes, therefore, are effectively subordinated to creditors (including trade creditors) and stockholders (other than WCI) of subsidiaries of WCI. At March 31, 1998, the total liabilities of WCI's subsidiaries was approximately $393.9 million, including trade payables and liabilities of $287.0 million guaranteed by the Company. Although the Indentures limit the incurrence of Indebtedness and the issuance of preferred stock of certain of WCI's subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, the Indentures do not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indentures.

     To the extent any payment of Senior Indebtedness of WCI (whether by or on behalf of WCI, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness of WCI or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness of WCI is declared to be fraudulent, invalid or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness of WCI for all purposes of each of the Indentures as if such declaration, invalidity or setting aside had not occurred. Upon any payment or distribution of assets or securities of WCI of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of WCI, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness of WCI (including any interest accruing subsequent to an event of bankruptcy, whether or not such interest is an allowed claim enforceable against the debtor under the Bankruptcy Code) shall first be paid in full, in cash or cash equivalents, before the Holders of the Notes or either of the Trustees, on behalf of the Holders of the Notes, shall be entitled to receive any payment by WCI on account of Senior Subordinated Obligations, or any payment to acquire any of the Notes for cash, property or securities, or any distribution with respect to the Notes of any cash, property or securities. Before any payment may be made by, or on behalf of, WCI with respect to any of the Notes upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of WCI of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustees, on behalf of the Holders of the Notes, would be entitled, but for the subordination provisions of the Indentures, shall be made by WCI or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the Notes or either of the Trustees if received by them or it, as the case may be, directly to the holders of the Senior Indebtedness of WCI (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness of WCI held by such holders) or their representatives as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

     No direct or indirect payment by or on behalf of WCI of Senior Subordinated Obligations, whether pursuant to the terms of the applicable Notes or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness of WCI, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness of WCI pursuant to which the maturity thereof may be accelerated, upon receipt by the relevant Trustee of written notice from the trustee or other representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations with respect to the applicable Notes may be made by or on behalf of WCI upon or in respect of such Notes for a period (a 'Payment Blockage Period') commencing on the date of receipt of such notice and ending 159 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated by written notice to the relevant Trustee by such trustee of, or other representatives for, such holders). Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the applicable Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness of WCI initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of WCI who are not holders of Senior Indebtedness of WCI may recover less, ratably, than holders of Senior Indebtedness of WCI and may recover more, ratably, than Holders of the Notes.

     'Senior Indebtedness' as defined under each Indenture means the following obligations of WCI, whether outstanding on the Issue Date or thereafter
Incurred: (i) all Indebtedness and all other monetary obligations of WCI under the 1995 Senior Notes, the 1997 Senior Notes, and the Equipment Note Guarantees,
(ii) all other Indebtedness of WCI (other than the Notes, the 1997 Senior Subordinated Notes, the Exchange Debentures and the Convertible Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Notes and (iii) all fees, expenses and indemnities payable in connection with the 1995 Senior Notes, the 1997 Senior Notes and the Equipment Note Guarantees (including any agreements pursuant to which the 1995 Senior Notes, the 1997 Senior Notes or the Equipment Note Guarantees were issued); provided, however, that the term 'Senior Indebtedness' as defined in each Indenture shall not include (a) any Indebtedness of WCI that, when Incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to WCI, (b) any Indebtedness of WCI to a Subsidiary of WCI or to a joint venture in which WCI has an interest, (c) any Indebtedness of WCI, to the extent not permitted pursuant to the covenants described under '--Covenants--Limitation on Indebtedness' or '--Covenants--Limitation on Senior Subordinated Indebtedness', (d) any repurchase, redemption or other obligation in respect of Redeemable Stock, (e) any Indebtedness to any employee of WCI or any of its Subsidiaries, (f) any liability for federal, state, local or other taxes owed or owing by WCI or (g) any trade payables of WCI. Senior Indebtedness of WCI will also include interest accruing subsequent to events of bankruptcy of WCI and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under federal bankruptcy law.

     'Designated Senior Indebtedness' as defined under each Indenture means the 1995 Senior Notes, the 1997 Senior Notes, the Equipment Note Guarantees and any Indebtedness constituting Senior Indebtedness of WCI that, at the date of determination, has an aggregate principal amount of at least $25.0 million and that is specifically designated by WCI in the instrument creating or evidencing such Senior Indebtedness as 'Designated Senior Indebtedness.'

     Each Indenture specifically designates that the Notes issued pursuant thereto rank pari passu with the Convertible Notes, the 1997 Senior Subordinated Notes, the Exchange Debentures and the other series of Notes.

SAME-DAY PAYMENT

     Each Indenture requires that payments in respect of the applicable Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

REGISTRATION RIGHTS

     The Registration Statement of which this Prospectus forms a part, has been filed by WCI pursuant to the Registration Agreement. Under the terms of the Registration Agreement, the Company will be entitled to close the Exchange Offer 30 days after the commencement thereof provided that it has accepted all Old Notes theretofore validly tendered in accordance with the terms of such Exchange Offer. After consummation of the Exchange Offer, the Company will have no further obligation to make any other such exchange offers.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     Pursuant to the terms of each Indenture, WCI must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all the applicable Notes then outstanding, at a purchase price equal to 101% of the Accumulated Amount of such Deferred Interest Notes or 101% of the principal amount of such Cash-Pay Notes, as the case may be (such principal amount, together with the Accumulated Amount, the 'Relevant Amounts'), on the date of purchase, plus accrued and unpaid interest (if any) on such Relevant Amounts to the date of purchase. Prior to the mailing of the notice to Holders of Notes commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, WCI covenants to (i) repay in full all indebtedness of WCI that would prohibit the repurchase of the applicable Notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of WCI to permit the repurchase of the Notes. WCI shall first comply with the covenant in the preceding sentence before it shall purchase any of the applicable Notes pursuant to the 'Repurchase of Notes upon a Change of Control' covenant.

     Under the terms of each Indenture, WCI may not repurchase any of the applicable Notes or any other subordinated indebtedness, including the 1997 Senior Subordinated Notes, the Exchange Debentures and the Convertible Notes, pursuant to this covenant until WCI has repurchased all of the 1995 Senior Notes and the 1997 Senior Notes and has caused each of WEC and WEC II to repurchase all of the WEC Equipment Notes and WEC II Equipment Notes, respectively, tendered pursuant to any Offer to Purchase as a result of such Change of Control. However, if WCI is unable to repay or cause repayment of all of the indebtedness that would prohibit repurchase of the applicable Notes or is unable to obtain the consents of the holders of Indebtedness, if any, outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of the applicable Notes or otherwise fails to purchase any of the applicable Notes validly tendered, then WCI will have breached such covenant. Such breach will constitute an Event of Default under the applicable Indenture if it continues for a period of 30 consecutive days after written notice is given to WCI by the applicable Trustee or the Holders of at least 25% in aggregate principal amount of the applicable Notes. In addition, the failure by WCI to repurchase the applicable Notes at the conclusion of the Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

     There can be no assurance that WCI, WEC and/or WEC II will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the applicable Notes) required by the foregoing covenant (as well as may be contained in other securities of WCI, WEC and WEC II which might be outstanding at the time). The above covenant requiring WCI to repurchase the Notes will, unless the consents referred to above are obtained, require WCI, WEC and WEC II to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COVENANTS

     Each Indenture contains covenants including, among others, the following:

  Limitation on Indebtedness

     (a) WCI will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Issue Date); provided, however, that WCI may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be greater than zero and less than 5:1.

     Notwithstanding the foregoing, WCI and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of WCI outstanding at any time in an aggregate principal amount not to exceed $200.0 million, less any amount of Indebtedness Incurred pursuant to this clause
(i) and permanently repaid as provided under '--Limitation on Asset Sales' below; (ii) Indebtedness (A) to WCI evidenced by an unsubordinated promissory note or (B) to any of its Restricted Subsidiaries; provided, however, that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to WCI or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (v), (vi) or (viii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided, however, that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made subordinate in right of payment to the Notes, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; provided further, however, that in no event may Indebtedness of WCI be refinanced by means of any Indebtedness of any Restricted Subsidiary of WCI pursuant to this clause (iii); (iv) Indebtedness
(A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided, however, that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of WCI or any of the Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of WCI (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of WCI for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by WCI or any Restricted

Subsidiary in connection with such disposition; (v) Indebtedness of WCI not to exceed, at any one time outstanding, two times the Net Cash Proceeds received by WCI from and after March 1, 1998 (less the amount of any such Net Cash Proceeds the receipt of which permitted the Company or any Restricted Subsidiary to make any Restricted Payment, including any Restricted Payment described in the second paragraph under '--Limitation on Restricted Payments') from the issuance and sale of its Capital Stock (other than Redeemable Stock and Preferred Stock that provides for the payment of dividends in cash); provided, however, that such Indebtedness (x) does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes and (y) is pari passu with or subordinated to the Notes at least to the extent that the Notes are subordinated to Senior Indebtedness; (vi) Indebtedness of any Restricted Subsidiary Incurred pursuant to any credit agreement of such Restricted Subsidiary in effect on the Issue Date (and refinancings thereof), up to the amount of the commitment under such credit agreement on the Issue Date; (vii) Indebtedness to the extent such Indebtedness is secured by Liens which are purchase money or other Liens upon equipment or inventory acquired or held by WCI or any of its Restricted Subsidiaries taken or obtained by (A) the seller or lessor of such equipment or inventory to secure all or a part of the purchase price or lease payments therefor or (B) the person who makes advances or incurs obligations, thereby giving value to WCI to enable it to purchase or acquire rights in such equipment or inventory, to secure the repayment of all or a part of the advances so made or obligations so incurred; provided, however, that such Liens do not extend to or cover any property or assets of WCI or any Restricted Subsidiary other than the equipment or inventory acquired; (viii) Indebtedness of any Restricted Subsidiary not to exceed, at any one time outstanding, 80% of the accounts receivable net of reserves and allowances for doubtful accounts, determined in accordance with GAAP, of such Restricted Subsidiary and its Restricted Subsidiaries (without duplication); and (ix) Indebtedness of WCI, to the extent the proceeds thereof are immediately used to purchase the 1995 Notes, the 1997 Notes, the 1997 Senior Subordinated Notes, the Exchange Debentures or the Notes tendered in an Offer to Purchase made as a result of a Change of Control.

     (b) For purposes of determining any particular amount of Indebtedness under this 'Limitation on Indebtedness' covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this 'Limitation on Indebtedness' covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, WCI, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     (c) WCI will not, and will not permit any Restricted Subsidiary to, Incur any Guarantee of Indebtedness of any Unrestricted Subsidiary.

  Limitation on Senior Subordinated Indebtedness

     WCI will not (i) Incur any Indebtedness, other than the Notes, that is expressly made subordinated in right of payment to any Senior Indebtedness of WCI unless such Indebtedness, by its terms and by the terms of any agreement or instrument pursuant to which such Indebtedness is outstanding is expressly made pari passu with, or subordinate in right of payment to, the Notes pursuant to provisions substantially similar to those contained in the Indentures; provided, however, that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness of WCI that exist by reason of any Liens or Guarantees arising or created in respect of some but not all Senior Indebtedness of WCI or (ii) Incur any Indebtedness secured by a Lien if such Indebtedness is not Senior Indebtedness of WCI, unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such secured Indebtedness for so long as such secured Indebtedness is secured by a Lien. Each Indenture provides that the applicable Notes are pari passu with the Convertible Notes, the 1997 Senior Subordinated Notes, the Exchange Debentures and the other series of Notes.

  Limitation on Restricted Payments

     WCI will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) other than such Capital Stock held by WCI or any of its Restricted Subsidiaries (and other than pro rata dividends or distributions on Common Stock of

Restricted Subsidiaries), (ii) repurchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of WCI (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than any Wholly Owned Restricted Subsidiaries of WCI, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of WCI that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively 'Restricted Payments') if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) except with respect to any Investment (other than an Investment consisting of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary), WCI could not Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the Deemed Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) (determined by excluding income resulting from transfers of assets by WCI or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Deemed Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to '--SEC Reports and Reports to Holders' plus
(2) the aggregate Net Cash Proceeds received by WCI after the Deemed Closing Date (less the amount of such Net Cash Proceeds the receipt of which served as the basis on which WCI incurred Indebtedness pursuant to clause (v) of the second paragraph under '--Limitation on Indebtedness' or pursuant to any similar provision contained in the indenture relating to the 1995 Senior Notes as in effect on the Deemed Closing Date (such Net Cash Proceeds being herein called 'Allocated Proceeds')) from the issuance and sale permitted by the Indentures of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of WCI, or from the issuance to a Person who is not a Subsidiary of WCI of any options, warrants or other rights to acquire Capital Stock of WCI (in each case, exclusive of any convertible Indebtedness, Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments and other than reductions in Investments made pursuant to clauses (vi) or (vii) of the second paragraph of this 'Limitation on Restricted Payments' covenant) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to WCI or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investments'), not to exceed the amount of Investments previously made by WCI and its Restricted Subsidiaries in such Person.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of the covenant described under '--Limitation on Indebtedness;' (iii) the repurchase, redemption or other acquisition of Capital Stock of WCI (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds (other than Allocated Proceeds), of a substantially concurrent sale of, shares of Capital Stock or options, warrants or other rights to acquire such Capital Stock (in each case other than Redeemable Stock) of WCI;
(iv) the making of any other Restricted Payment made by exchange for, or out of the proceeds (other than Allocated Proceeds) of, a substantially concurrent sale of, shares of the Capital Stock or options, warrants or other rights to acquire such Capital Stock (in each case other than Redeemable Stock) of WCI; (v) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of WCI; (vi) Investments, not to exceed $30.0 million at any one time outstanding; (vii) Investments, not to exceed $30.0 million at any one time outstanding, in entities, substantially all of the assets of which consist of Telecommunications Assets;

(viii) (A) cash payments in lieu of the issuance of fractional shares of Common Stock upon conversion (including mandatory conversion) of the Convertible Notes provided for in the Convertible Notes Indenture and (B) cash payments on the Convertible Notes required to be made under the provisions of the Convertible Notes Indenture that relate to repurchases of Convertible Notes upon a change of control and that relate to limitations on sales of assets; (ix) cash payments in lieu of the issuance of fractional shares of Common Stock of WCI upon conversion of any class of Preferred Stock of WCI; provided, however, that this exception shall not be available with respect to more than two such conversions with respect to any such class of Preferred Stock by any given Affiliate of WCI; (x) Investments in entities that directly (or indirectly through subsidiaries) own licenses granted by the FCC or any other governmental entity with authority to grant telecommunications licenses; provided, however, that, in each case WCI or a Restricted Subsidiary shall, at the time of making such Investment, have an active role in the management or operation of such entity and in the provision of telecommunications services by such entity; and (xi) the redemption of the shares of Exchangeable Preferred Stock upon mandatory redemption on December 15, 2007; provided, however, that, except in the case of clauses (i) and (iii) of this paragraph, no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein. Any Investments made other than in cash shall be valued, in good faith, by the Board of Directors. Any Investment made pursuant to clause (vi) or (vii) of this paragraph shall be deemed to be no longer outstanding (and repaid in full) if and when the Person in which such Investment is made becomes a Restricted Subsidiary of WCI.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof), and the Net Cash Proceeds from any issuance and sale of Capital Stock referred to in clauses (iii) or (iv) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of WCI are used for the redemption, repurchase or other acquisition of the Notes or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of the Notes or such Indebtedness.

  Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

     WCI will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by WCI or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to WCI or any other Restricted Subsidiary that owns, directly or indirectly, any Capital Stock of such Restricted Subsidiary, (iii) make loans or advances to WCI or any other Restricted Subsidiary that owns, directly or indirectly, any Capital Stock of such Restricted Subsidiary or (iv) transfer any of its property or assets to WCI or any other Restricted Subsidiary that owns, directly or indirectly, any Capital Stock of such Restricted Subsidiary.

     The foregoing provisions shall not prohibit any encumbrances or restrictions: (i) existing on the Issue Date in any agreement in effect on the Issue Date, and any extensions, refinancings, renewals or replacements of such agreements; provided, however, that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;
(ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by WCI or any Restricted Subsidiary, at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of WCI or any Restricted Subsidiary not otherwise prohibited by the applicable Indenture or
(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of WCI or any Restricted Subsidiary in any manner material to WCI or any Restricted Subsidiary; or (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant shall prevent WCI or any Restricted Subsidiary from (i) restricting the sale or other disposition of property or assets of WCI or any of its Restricted Subsidiaries that secure Indebtedness of WCI or any of its Restricted Subsidiaries or (ii) creating, incurring, assuming or suffering to exist any Liens otherwise permitted pursuant to the indenture relating to the 1997 Senior Notes as in effect on the Deemed Closing Date.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
  Subsidiaries

     WCI will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to WCI or a Wholly Owned Restricted Subsidiary,
(ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary or (iv) issuances or sales of Common Stock of Restricted Subsidiaries, other than the Telecommunications Subsidiaries, if within six months of each such issuance or sale, WCI or such Restricted Subsidiary applies an amount not less than the Net Cash Proceeds thereof (if any) in accordance with clause (A) or (B) of the first paragraph of the 'Limitation on Asset Sales' covenant described below.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     WCI will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of WCI ('Guaranteed Indebtedness'), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the applicable Indenture providing for a Guarantee (a 'Subsidiary Guarantee') of payment of the applicable Notes by such Restricted Subsidiary and
(ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against WCI or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided, however, that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of WCI of all of WCI's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the applicable Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

     WCI will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of WCI or with any Affiliate of WCI or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to WCI or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which WCI or a Restricted Subsidiary delivers to the applicable Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to WCI or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between WCI and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable fees to directors of WCI who are not employees of WCI; (iv) any payments or other transactions pursuant to any tax-sharing agreement between WCI and any other Person with which WCI files a consolidated tax return or with which WCI is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the covenant described under '--Limitation on Restricted Payments' (other than pursuant to clause (iv) of the definition of 'Permitted Investment' or clause (vi) of the second paragraph of such covenant). Notwithstanding the foregoing, any transaction (or series of related transactions) with any Unrestricted Subsidiary covered by the first paragraph of this 'Limitation on Transactions with Shareholders and Affiliates' covenant and not covered by clauses (i) through (v) of this paragraph, the aggregate amount of which does not exceed $250,000 in value in any year will not be covered by this covenant and, if the aggregate value of such transaction exceeds $250,000 in any year, will not be covered by this covenant if such transaction has been determined by the Board of Directors to be fair to the Company.

  Limitation on Asset Sales

     WCI will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by WCI or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 85% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by WCI or its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of WCI and its Subsidiaries has been prepared), then WCI shall or shall cause the relevant Restricted Subsidiary to (i) within six months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of WCI, or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than WCI or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within six months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, WCI and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the six-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this 'Limitation on Asset Sales' covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such six-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute 'Excess Proceeds.'

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this 'Limitation on Asset Sales' covenant totals at least $10.0 million, WCI must commence, not later than the 15th Business Day after the first day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Relevant Amounts of such Notes on the date of purchase, plus accrued and unpaid interest (if any) on such amount to the date of purchase; provided, however, that no Offer to Purchase shall be required to be commenced with respect to the Notes until the Business Day following the payment date with respect to any related offer to purchase any 1997 Notes and need not be commenced if the Excess Proceeds remaining after application thereof to the 1997 Notes purchased in such offer to purchase applicable thereto are less than $10 million; provided further, however, that no Notes may be purchased under this covenant unless WCI shall have purchased all 1997 Notes tendered pursuant to such offer to purchase applicable thereto.

     Because of similar requirements in the Indentures governing or to govern the 1995 Notes, the 1997 Notes, the 1997 Senior Subordinated Notes and the Exchange Debentures and in the Certificate of Designations relating to the Exchangeable Preferred Stock, WCI may not have Excess Proceeds from an Asset Sale to be able to comply with the foregoing requirements.

  SEC Reports and Reports to Holders

     Whether or not WCI is required to file reports with the SEC, if any Notes are outstanding, WCI shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See 'Available Information.' WCI shall supply the applicable Trustee and each Holder of Notes, as the case may be, or shall supply to the applicable Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports or other information.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under the terms of each Indenture, WCI shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided, however, that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or WCI) shall be issued or distributed to the stockholders of WCI) or permit any Person to merge with or into WCI unless: (i) WCI shall be the continuing Person, or the Person (if other than WCI) formed by such consolidation or into which WCI is merged or that acquired or leased such property and assets of WCI shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the applicable Trustee, all of the obligations of WCI on the applicable Notes and under the applicable Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, WCI or any Person becoming the successor obligor of the applicable Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of WCI immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis WCI, or any Person becoming the successor obligor of the applicable Notes, could Incur at least $1.00 of Indebtedness under the first paragraph of the covenant described under '--Covenants--Limitation on Indebtedness;' and (v) WCI delivers to the applicable Trustee an Officers' Certificate (attaching the arithmetical computations to demonstrate compliance with clauses (iii) and, if applicable,
(iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and
(iv) above do not apply if, in the good faith determination of the Board of Directors of WCI, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of WCI; provided further, however, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

EVENTS OF DEFAULT

     The following events will be defined as 'Events of Default' in each
Indenture: (i) default in the payment of principal of (or premium, if any, on) any applicable Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment is prohibited by the provisions described above under 'Ranking'; (ii) default in the payment of interest on any applicable Note when the same becomes due and payable, and such default continues for a period of 30 days, whether or not such payment is prohibited by the provisions described above under 'Ranking'; (iii) WCI defaults in the performance of or breaches any other covenant or agreement of WCI in the applicable Indenture, or under the applicable Notes, and such default or breach continues for a period of 30 consecutive days after written notice by the applicable Trustee or the Holders of 25% or more in aggregate principal amount of the applicable Notes; (iv) there occurs with respect to any issue or issues of Indebtedness of WCI or any Significant Subsidiary having an outstanding principal amount of $25.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (a) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (b) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (v) any final judgment or order (not covered by insurance) for the payment of money in excess of $25.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against WCI or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (vi) a court having jurisdiction in the premises enters a decree or order for (a) relief in respect of WCI or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (b) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of WCI or any Significant Subsidiary or for all or substantially all of the property and assets of WCI or any Significant Subsidiary or (c) the winding up or liquidation of the affairs of WCI or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (vii) WCI or any Significant Subsidiary (a) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of WCI or any Significant Subsidiary or for all or substantially all of the property and assets of WCI or any Significant Subsidiary or (c) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(vi) or (vii) above that occurs with respect to WCI) occurs and is continuing under the applicable Indenture, the applicable Trustee or the Holders of at least 25% in aggregate principal amount of the applicable Notes then outstanding, by written notice to WCI (and to the applicable Trustee if such notice is given by the Holders), may, and the applicable Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest, if any, on all such Notes, to be immediately due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (iv) shall be remedied or cured by WCI or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (vi) or (vii) above occurs with respect to WCI, the principal of, premium, if any, and accrued interest, if any, on all such Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the applicable Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes, by written notice to WCI and to the applicable Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (A) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on such Notes that have become due solely by such declaration of acceleration, have been cured or waived and (B) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see '--Modification and Waiver.'

     The Holders of at least a majority in aggregate principal amount of the outstanding applicable Notes may direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on the applicable Trustee. However, the applicable Trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the applicable Trustee in personal liability, or that the applicable Trustee determines in good faith may be unduly prejudicial to the rights of Holders of such Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of such Notes. A Holder may not pursue any remedy with respect to the applicable Indenture or the applicable Notes unless:

(i) the Holder gives the applicable Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of the outstanding applicable Notes make a written request to the applicable Trustee to pursue the remedy; (iii) such Holder or Holders offer the applicable Trustee indemnity satisfactory to such Trustee against any costs, liability or expense; (iv) the applicable Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding applicable Notes do not give the applicable Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in such Notes, which right shall not be impaired or affected without the consent of the Holder.

     Each Indenture will require certain officers of WCI to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of WCI and its Restricted Subsidiaries' performance under the applicable Indenture and that, to the best knowledge of such officer, WCI has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. WCI will also be obligated to notify the applicable Trustee of any default or defaults in the performance of any covenants or agreements under the applicable Indenture.

DEFEASANCE

  Defeasance and Discharge

     Each Indenture will provide that WCI be deemed to have paid and will be discharged from any and all obligations in respect of the applicable Notes on the 123rd day after the deposit referred to below, and the provisions of the applicable Indenture will no longer be in effect with respect to the applicable Notes (except for, among other matters, certain obligations to register the transfer or exchange of the applicable Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies, to hold monies for payment in trust), if, among other things, (A) WCI has deposited with the applicable Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable Notes on the Stated Maturity of such payments or upon earlier optional redemption, in each case in accordance with the terms of the applicable Indenture and the applicable Notes,
(B) WCI has delivered to the applicable Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of WCI's exercise of its option under this 'Defeasance' provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Issue Date such that a ruling is no longer required or (y) a ruling directed to the applicable Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which WCI is a party or by which WCI is bound, and (D) if at such time the applicable Notes are listed on a national securities exchange, WCI has delivered to the applicable Trustee an Opinion of Counsel to the effect that the applicable Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Each Indenture further provides that its provisions will no longer be in effect with respect to clauses (iii) and (iv) under 'Consolidation, Merger and Sale of Assets' and all the covenants described herein under 'Covenants,' clause
(c) under '--Events of Default' with respect to such covenants and clauses (iii) and

(iv) under 'Consolidation, Merger and Sale of Assets,' and clauses (d) and (e) and, if applicable, (i) and (ii) under '--Events of Default' shall be deemed not to be Events of Default and the provisions described under '--Ranking' with respect to the assets held by the applicable Trustee referred to below shall not apply, upon, among other things, the deposit with the applicable Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable Notes on the Stated Maturity of such payments or upon earlier optional redemption, in each case in accordance with the terms of the applicable Indenture and the applicable Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by WCI to the applicable Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Defeasance and Certain Other Events of Default

     In the event WCI exercises its option to omit compliance with certain covenants and provisions of an Indenture with respect to a series of Notes as described in the immediately preceding paragraph and the applicable Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the applicable Trustee will be sufficient to pay amounts due on the applicable Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the applicable Notes at the time of the acceleration resulting from such Event of Default. However, WCI will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by WCI and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding applicable Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any such Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any such Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any such Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any such Note, (v) reduce the above-stated percentage of such outstanding Notes the consent of whose Holders is necessary to modify or amend the applicable Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on such Notes or (vii) reduce the percentage or aggregate principal amount of such outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults.

     Without the consent of any Holder of the applicable Notes, WCI and the applicable Trustee may modify or amend the applicable Indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor company of WCI's obligations under the applicable Indenture, to comply with the requirements of the Trust Indenture Act, to appoint a successor Trustee or to make any change that, in the opinion of the Board of Directors of WCI evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

     Each Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the applicable Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of WCI in the applicable Indenture, or in any of the applicable Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of WCI or of any successor Person thereof in such capacity. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     Each Indenture provides that, except during the continuance of a Default, the applicable Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the applicable Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     Each Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the applicable Trustee, should it become a creditor of WCI to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The applicable Trustee is permitted to engage in other transactions; provided, however, that if the applicable Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indentures. Reference is made to the applicable Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

     '1995 Notes' means the 1995 Senior Notes and the Convertible Notes.

     '1997 Notes' means the 1997 Senior Notes and the Equipment Notes.

     '1995 Senior Notes' means the 14% Senior Discount Notes Due 2005 of WCI.

     '1997 Senior Notes' means the 14 1/2% Senior Deferred Interest Notes Due 2005 of WCI.

     '1997 Senior Subordinated Notes' means the 15% Senior Subordinated Deferred Interest Notes Due 2007 of WCI.

     'Accumulated Amount' means, as of any date (the 'Specified Date'), the amount provided below for each $1,000 principal amount of Deferred Interest
Notes:

          (i) if the Specified Date occurs on one of the following dates (each, a 'SemiAnnual Interest Accrual Date'), the Accumulated Amount will equal the amount set forth below for such SemiAnnual Interest Accrual Date:

                                                                                             ACCUMULATED
SEMIANNUAL INTEREST ACCRUAL DATE                                                               AMOUNT
------------------------------------------------------------------------------------------   -----------
September 15, 1998........................................................................    $1,053.78
March 15, 1999............................................................................     1,111.74
September 15, 1999........................................................................     1,172.88
March 15, 2000............................................................................     1,237.39
September 15, 2000........................................................................     1,305.45
March 15, 2001............................................................................     1,377.25
September 15, 2001........................................................................     1,452.99
March 15, 2002............................................................................     1,532.91
September 15, 2002........................................................................     1,617.22
March 15, 2003............................................................................     1,706.17

          (ii) if the Specified Date occurs before the first SemiAnnual Interest Accrual Date, the Accumulated Amount will equal the sum of (A) $1,000 and
     (B) an amount equal to the product of (1) the Accumulated Amount for the first SemiAnnual Interest Accrual Date less $1,000 multiplied by (2) a fraction, the numerator of which is the number of days elapsed from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from the Issue Date to the first SemiAnnual Interest Accrual Date, using a 360-day year of twelve 30-day months;

          (iii) if the Specified Date occurs between two SemiAnnual Interest Accrual Dates, the Accumulated Amount will equal the sum of (A) the Accumulated Amount for the SemiAnnual Interest Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (1) the Accumulated

     Amount for the immediately following SemiAnnual Interest Accrual Date less the Accumulated Amount for the immediately preceding SemiAnnual Interest Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days elapsed from the immediately preceding SemiAnnual Interest Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

          (iv) if the Specified Date occurs after the last SemiAnnual Interest Accrual Date, the Accumulated Amount will equal $1,706.17.

     'Adjusted Consolidated Net Income' means, for any period, the aggregate net income (or loss) of WCI and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided, however, that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than WCI or any of its Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to WCI or any of its Restricted Subsidiaries by such other Person, including, without limitation, an Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the covenant described under '--Covenants--Limitation on Restricted Payments' (and in such case, except to the extent includable pursuant to clause
(i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with WCI or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by WCI or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the covenant described under '--Covenants--Limitation on Restricted Payments,' any amount paid as, or accrued for, cash dividends on Preferred Stock of WCI or any Restricted Subsidiary owned by Persons other than WCI and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

     'Adjusted Consolidated Net Tangible Assets' means the total amount of assets of WCI and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of WCI and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (other than licenses issued by the FCC), all as set forth on the quarterly or annual consolidated balance sheet of WCI and its Restricted Subsidiaries, prepared in conformity with GAAP and most recently filed with the Commission pursuant to '--SEC Reports and Reports to Holders;' provided, however, that the value of any licenses issued by the FCC shall, in the event of an auction for similar licenses, be equal to the fair market value ascribed thereto in good faith by the Board of Directors and evidenced by a Board Resolution. As used in each Indenture, references to financial statements of WCI and its Restricted Subsidiaries shall be adjusted to exclude Unrestricted Subsidiaries if the context requires.

     'Affiliate' means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     'Asset Acquisition' means (i) an Investment by WCI or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of WCI or shall be merged into or consolidated with WCI or any of its Restricted Subsidiaries or (ii) an acquisition by WCI or any of its Restricted Subsidiaries of the property and assets of any Person other than WCI or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

     'Asset Sale' means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by WCI or any of its Restricted Subsidiaries to any Person other than WCI or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of WCI or any of its Restricted Subsidiaries or (iii) any other property or assets of WCI or any of its Restricted Subsidiaries outside the ordinary course of business of WCI or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the applicable Indenture applicable to mergers, consolidations and sales of assets of WCI; provided, however, that the following shall not be included within the meaning of 'Asset Sale': (A) sales or other dispositions of inventory, receivables and other current assets; (B) sales or other dispositions of equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of WCI or its Restricted Subsidiaries; (C) a substantially simultaneous exchange of, or a sale or disposition (other than 85% or more for cash or cash equivalents) by WCI or any of its Restricted Subsidiaries of, licenses issued by the FCC or applications or bids therefor; provided, however, that the consideration received by WCI or any such Restricted Subsidiary in connection with such exchange, sale or disposition shall be equal to the fair market value of licenses so exchanged, sold or disposed of, as determined by the Board of Directors; and (D) except for purposes of the definition of 'Indebtedness to EBITDA Ratio,' any sale or other disposition of securities of an Unrestricted Subsidiary.

     'Average Life' means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     'Business Day' means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

     'Capital Stock' means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

     'Capitalized Lease' means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and 'Capitalized Lease Obligations' means the discounted present value of the rental obligations under such lease.

     'Change of Control' means such time as (i) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended ('Exchange Act')), other than the Permitted Investor, becomes the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Exchange
Act) of Voting Stock representing more than 50% of the total voting power of the Voting Stock of WCI on a fully diluted basis or (ii) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by WCI's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     'Consolidated EBITDA' means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and nonrecurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income and (vi) all other noncash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all noncash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for WCI and its Restricted Subsidiaries in conformity with GAAP; provided, however, that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by WCI or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

     'Consolidated Interest Expense' means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by WCI or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by WCI and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, the Convertible Preferred Stock, the 1997 Senior Subordinated Notes, the 1997 Notes, the WSAC Loan and the Exchangeable Preferred Stock, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     'Consolidated Net Worth' means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of WCI and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of WCI or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     'Convertible Notes' means the 14% Convertible Senior Subordinated Discount Notes of WCI due 2005.

     'Convertible Notes Indenture' means the Indenture dated as of October 23, 1995, between WCI and United States Trust Company of New York pursuant to which the Convertible Notes were issued.

     'Convertible Preferred Stock' means the Series D 7% Senior Cumulative Convertible Preferred Stock Due 2010 of WCI.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.

     'Deemed Closing Date' means March 18, 1997.

     'Equipment Notes' means the $200.0 million of 12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC and the $50.0 million of 12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC II.

     'Exchange Debentures' means the 14 1/4% Senior Subordinated Deferred Interest Notes Due 2007 of WCI issuable in exchange for the Exchangeable Preferred Stock.

     'Exchangeable Preferred Stock' means the Series C Senior Cumulative Exchangeable Preferred Stock Due 2007 of WCI.

     'Fair market value' means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors (whose determination shall be conclusive) and evidenced by a Board Resolution.

     'FCC' means the United States Federal Communications Commission and any state or local telecommunications authority, department, commission or agency (and any successors thereto).

     'GAAP' means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indentures shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes, the Convertible Preferred Stock, the 1997 Senior Subordinated Notes, the 1997 Notes, the WSAC Loan and the Exchangeable Preferred Stock and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     'Guarantee' means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term 'Guarantee' shall not include endorsements for collection or deposit in the ordinary course of business. The term 'Guarantee' used as a verb has a corresponding meaning.

     'Holder' means the Person in whose name a Note is registered on the books of the registrar for the Notes.

     'Incur' means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including, with respect to the Company and its Restricted Subsidiaries, an 'incurrence' of Indebtedness by reason of a Person becoming a Restricted Subsidiary of the Company; provided, however, that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     'Indebtedness' means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (whether negotiable or non-negotiable), (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables, (v) all obligations of such Person as lessee under Capitalized Leases,
(vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations that are included in any of clauses (i) through (viii) above, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however, that (A) the amount outstanding at any time of any Indebtedness issued with original issue discount is (1) for purposes of determining the Indebtedness to EBITDA Ratio, the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (2) for all other purposes, the amount determined in clause (1) on the date such Indebtedness is originally Incurred and (B) Indebtedness shall not include any liability for federal, state, local or other taxes.

     'Indebtedness to EBITDA Ratio' means, as at any date of determination, the ratio of (i) the aggregate amount of Indebtedness of WCI and its Restricted Subsidiaries on a consolidated basis ('Consolidated Indebtedness') as at the date of determination (the 'Transaction Date') to (ii) the Consolidated EBITDA of WCI for the then most recent four full fiscal quarters for which reports have been filed pursuant to '--SEC Reports and Reports to Holders' (such four full fiscal quarter period being referred to herein as the 'Four Quarter Period'); provided, however, that (x) pro forma effect shall be given to any Indebtedness Incurred from the beginning of the Four Quarter Period through the Transaction Date (including any Indebtedness Incurred on the Transaction Date), to the extent outstanding on the Transaction Date, (y) if during the period commencing on the first day of such Four Quarter Period through the Transaction Date (the 'Reference Period'), WCI or any of the Restricted Subsidiaries shall have engaged in any Asset Sale, Consolidated EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale and any related retirement of Indebtedness as if such Asset Sale and related retirement of Indebtedness had occurred on the first day of such Reference Period or (z) if during such Reference Period WCI or any of the Restricted Subsidiaries shall have made any Asset Acquisition, Consolidated EBITDA of WCI shall be calculated on a pro forma basis as if such Asset Acquisition and any Incurrence of Indebtedness to finance such Asset Acquisition had taken place on the first day of such Reference Period.

     'Investment' in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of WCI or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock held by WCI and the Restricted Subsidiaries of any Person that has ceased to be a Restricted Subsidiary by reason of any transaction permitted by clause (iii) of the covenant described under '--Covenants--Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries.' For purposes of the definition of 'Unrestricted Subsidiary' and the covenant described under '--Covenants--Limitation on Restricted Payments,'
(i) 'Investment' shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of WCI at the time that such Restricted Subsidiary of WCI is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of WCI and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     'Issue Date' means the date on which the Notes are originally issued under the Indentures.

     'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     'Net Cash Proceeds' means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to WCI or any Restricted Subsidiary of WCI) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of WCI and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by

WCI or any Restricted Subsidiary of WCI as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to WCI or any Restricted Subsidiary of WCI) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable by WCI or any of its subsidiaries as a result thereof.

     'Offer to Purchase' means an offer to purchase applicable Notes by WCI from the Holders thereof that is required by the covenant described under '--Repurchase of Notes upon a Change of Control' or '--Covenants--Limitation on Asset Sales' and which is commenced by mailing a notice to the applicable Trustee and each applicable Holder stating: (i) the covenant pursuant to which the offer is being made and that all such Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Payment Date'); (iii) that any such Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless WCI defaults in the payment of the purchase price, any such Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have an applicable Note purchased pursuant to the Offer to Purchase will be required to surrender such Note together with the form entitled 'Option of the Holder to Elect Purchase' on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the Relevant Amounts of the applicable Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in Relevant Amounts (and accrued and unpaid interest) to the unpurchased portion thereof; provided, however, that each such Note purchased and each such new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, WCI shall
(i) accept for payment on a pro rata basis applicable Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all such Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the applicable Trustee all such Notes or portions thereof so accepted together with an Officers' Certificate specifying the applicable Notes or portions thereof accepted for payment by WCI. The Paying Agent shall promptly mail to the Holders of such Notes so accepted for payment in an amount equal to the purchase price, and the applicable Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the applicable Note surrendered; provided, however, that each such Note purchased and each such new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. WCI will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The applicable Trustee shall act as the Paying Agent for an Offer to Purchase. WCI will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that WCI is required to repurchase applicable Notes pursuant to an Offer to Purchase.

     'Permitted Investment' means (i) an Investment in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, WCI or a Restricted Subsidiary; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees in a principal amount not to exceed $1.0 million at any one time outstanding; (v) stock, obligations or securities received in satisfaction of judgments; (vi) Investments, to the extent that the consideration provided by WCI or any of its Restricted Subsidiaries consists solely of Capital Stock (other than Redeemable Stock) of WCI; (vii) notes payable to WCI that are received by WCI as payment of the purchase price for Capital Stock (other than Redeemable Stock) of WCI; and (viii) acquisitions of a minority equity interest in entities engaged in the telecommunications business; provided, however, that (A) the acquisition of a majority equity interest in such entities is not permitted under U.S. law without FCC consent, (B) the Company or one of its Restricted Subsidiaries has the right to acquire Capital Stock representing a majority of the voting power of the Voting Stock of such entity upon receipt of FCC consent and (C) in the event that such consent has not been obtained within 18 months of funding such Investment, the Company or one of its Restricted Subsidiaries has the right to sell such minority equity interest in the seller thereof for consideration consisting of the consideration originally paid by the Company and its Restricted Subsidiaries for such minority equity interest.

     'Permitted Investor' means Mr. William J. Rouhana, Jr.

     'Person' means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     'Preferred Stock' means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the Deemed Closing Date, including, without limitation, all series and classes of such preferred or preference stock.

     'Redeemable Stock' means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes (unless the redemption price is, at WCI's option, without conditions precedent, payable solely in Common Stock (other than Redeemable Stock) of WCI) or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in '--Repurchase of Notes Upon a Change of Control' and '--Covenants--Limitation on Asset Sales' and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to WCI's repurchase of such Notes as are required to be repurchased pursuant to '--Repurchase of Notes Upon a Change of Control' and '--Covenants--Limitation on Asset Sales.'

     'Restricted Subsidiary' means any Subsidiary of WCI other than an Unrestricted Subsidiary.

     'SEC' means the Securities and Exchange Commission and any successor agency.

     'Significant Subsidiary' means, at any date of determination, any Restricted Subsidiary of WCI that, together with its Subsidiaries, (i) for the most recent fiscal year of WCI, accounted for more than 10% of the consolidated revenues of WCI and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of WCI and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of WCI for such fiscal year.

     'Stated Maturity' means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     'Subsidiary' means, with respect to any Person, any corporation, association or other business entity of which Voting Stock representing more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     'Telecommunications Assets' means any (i) entity or business substantially all the revenues of which are derived from (a) providing transmission of sound, data or video; (b) the sale or provision of phone cards, '800' services, voice mail, switching, enhanced telecommunications services, telephone directory or telephone number information services or telecommunications network intelligence; or (c) any business ancillary or directly related to the businesses referred to in clause
(a) or (b) above and (ii) any assets used primarily to effect such transmission or provide the products or services referred to in clause (a) or (b) above and any directly related or ancillary assets including, without limitation, licenses and applications, bids and agreements to acquire licenses, or other authority to provide transmission services previously granted, or to be granted, by the FCC.

     'Telecommunications Subsidiary' means (i) WinStar Gateway Network, Inc., WinStar Wireless, Inc., WinStar Telecommunications, Inc., WinStar Milliwave, Inc., WinStar Locate, Inc. and WinStar Wireless Fiber Corp., and, in each case, its successors and (ii) any other Restricted Subsidiary of WCI that holds more than a de minimis amount of Telecommunications Assets.

     'Temporary Cash Investment' means any of the following: (i) direct obligations of the United States or any agency thereof or obligations fully and unconditionally guaranteed by the United States or any agency thereof; (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding deposits or debt which is rated 'A' (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv) commercial paper, maturing not more than six months after the date of acquisition, issued by a corporation (other than an Affiliate of WCI) organized and in existence under the laws of the United States, any state thereof or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of 'P-1' (or higher) according to Moody's Investors Service, Inc. or 'A-1' (or higher) according to Standard & Poor's Ratings Group; and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least 'A' by Standard & Poor's Ratings Group or Moody's Investors Service, Inc.

     'Transaction Date' means, with respect to the Incurrence of any Indebtedness by WCI or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     'Unrestricted Subsidiary' means (i) any Subsidiary of WCI that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of WCI (including any newly acquired or newly formed Subsidiary of WCI), other than a guarantor of the Notes, to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, WCI or any Restricted Subsidiary; provided, however, that neither WCI nor its Restricted Subsidiaries has any Guarantee of any Indebtedness of such Subsidiary outstanding at the time of such designation and either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under '--Covenants--Limitation on Restricted Payments.' Notwithstanding the foregoing, WinStar New Media Company, Inc., Non Fiction Films Inc. and WinStar Global Products, Inc. and their Subsidiaries are Unrestricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of WCI; provided, however, that immediately after giving effect to such designation (x) WCI could Incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under '--Covenants--Limitation on Indebtedness' and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. Anything to the contrary contained in the Indentures notwithstanding, no Telecommunications Subsidiary may be designated an Unrestricted Subsidiary.

     'U.S. Government Obligations' means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such custodian for the account of the holder of a depositary receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

     'Voting Stock' means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     'WEC' means WinStar Equipment Corp. and its successors.

     'WEC II' means WinStar Equipment II Corp. and its successors.

     'WSAC' means WinStar Switch Acquisition Corp. and its successors.

     'WSAC Credit Agreement' means the Credit Agreement dated as of October 17, 1997, among WSAC, the Lenders named therein, Credit Suisse First Boston, as documentation agent, and Salomon Brothers Inc, as syndication agent and collateral and administrative agent, as in effect from time to time.

     'WSAC Loan' means all Indebtedness and other obligations of WSAC arising in connection with the WSAC Credit Agreement.

     'Wholly Owned' means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

         DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

INDEBTEDNESS

  1995 Debt Placement

     In October 1995, the Company issued an aggregate of $225.0 million of 1995 Notes in the 1995 Debt Placement. The 1995 Notes will not accrue interest prior to October 15, 2000, nor pay cash interest prior to April 15, 2001; however, the principal value of the 1995 Notes has accreted since issuance and, at October 15, 2000, the 1995 Senior Notes and the Convertible Notes will have aggregate principal amounts of $294.2 million and $147.1 million, respectively. From and after October 15, 2000, the 1995 Notes will accrue interest at the rate of 14% per annum, payable semiannually in cash commencing April 15, 2001. The 1995 Notes mature on October 15, 2005.

     The Convertible Notes are convertible, at any time, at the option of the holder, into that number of shares of Common Stock derived by dividing the principal amount of the Convertible Notes being converted by $20.625 (subject to adjustment). In addition, if the closing sale price of the Common Stock on the Nasdaq National Market during any twelve-month period from October 15, 1995 through October 15, 1999 (each a 'Market Criteria Period') has exceeded the Market Criteria (as defined in the Indenture governing the Convertible Notes) and a registration statement with respect to Common Stock issuable upon conversion of the Convertible Notes ('Conversion Shares') is effective and available, all of the Convertible Notes automatically will be converted into Conversion Shares at the close of business on the last day of the Market Criteria Period. The Company has caused to be declared effective, and continues to maintain the effectiveness of, a registration statement registering the issuance or resale of the Conversion Shares.

  1997 Debt Placements

     In March 1997, the Company and WEC issued an aggregate of $300.0 million of notes in the March 1997 Debt Placement, consisting of (i) $100.0 million of the 1997 Senior Notes, ranking pari passu with the 1995 Senior Notes, and (ii) $200.0 million of the WEC Notes. In order to provide additional future liquidity to the Company, the Company also obtained a $150.0 million facility ('Facility'). In August 1997, WEC II issued, pursuant to the Facility, $50.0 million of the WEC II Equipment Notes. In October 1997, the Company utilized the remaining $100.0 million available under the Facility, issuing an aggregate of $100.0 million principal amount of 1997 Senior Subordinated Notes in the October 1997 Debt Placement.

     The WEC Notes bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The WEC Notes will mature on March 15, 2004 and are redeemable on or after March 15, 2002, at the option of the Company, in whole or in part, at the redemption prices set forth herein. If by March 18, 1999, the Company has not applied the $200.0 million of proceeds from the sale of the WEC Notes to fund the acquisition costs of Designated Equipment (as defined), the Company is required to redeem the WEC Notes in an aggregate principal amount equal to such shortfall at a redemption price of 112.5% of such principal amount, plus accrued interest, if any, to the date of redemption.

     The WEC II Notes bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The WEC II Notes mature on March 15, 2004 and are redeemable on or after March 15, 2002, at the option of the Company, in whole or in part, at certain prices. If by August 8, 1999, the Company has not applied the $50.0 million of proceeds from the sale of the WEC II Notes to fund the acquisition costs of Designated Equipment, the Company is required to redeem the WEC II Notes in an aggregate principal amount equal to such shortfall at a redemption price of 112.5% of such principal amount, plus accrued interest, if any, to the date of redemption.

     The obligations of WEC and WEC II under the WEC Notes and the WEC II Notes are unconditionally guaranteed by the Company and are secured by a security interest in the equipment and other property purchased by WEC and WEC II, as the case may be, with the proceeds thereof.

     The 1997 Senior Notes are unsecured, senior indebtedness of the Company, rank pari passu in right of payment with all existing and future senior indebtedness of the Company, and are senior in right of payment to all existing and future subordinated indebtedness of the Company, including the Notes. Until October 15, 2000, interest on the 1997 Senior Notes will accrue and compound semiannually at a rate of 14 1/2%, but will not be payable in cash. Interest on the Accumulated Amount (as defined in the Indenture relating to the 1997 Senior Notes) of the 1997 Senior Notes as of October 15, 2000 will be payable semiannually in cash on April 15 and October 15 of each year commencing April 15, 2001. The 1997 Senior Notes mature on October 15, 2005 and are redeemable on or after October 15, 2000, at the option of the Company, in whole or in part, at certain prices.

     The 1997 Senior Subordinated Notes are unsecured, senior subordinated obligations of the Company, rank pari passu in right of payment with the Notes and Convertible Notes and are junior in right of payment to all existing and future senior indebtedness of the Company. The 1997 Senior Subordinated Notes bear interest at a rate of 15% per annum, and payable on March 1 and September 1, commencing September 1, 2002. Until March 1, 2002, interest on the 1997 Senior Subordinated Notes will accrue and be compounded semiannually on each SemiAnnual Interest Accrual Date (as defined in the Indenture relating to the 1997 Senior Subordinated Notes), but will not be payable in cash. Interest on the Accumulated Amount (as defined in the Indenture relating to the 1997 Senior Subordinated Notes) of the 1997 Senior Subordinated Notes as of March 1, 2002 will be payable semiannually commencing September 1, 2002. The 1997 Senior Subordinated Notes will mature on March 1, 2007 and are redeemable on or after March 1, 2002, at the option of the Company, in whole or in part, at certain prices.

  Indentures

     The Indentures relating to the 1995 Notes and 1997 Notes contain certain covenants which, among other things, restrict the ability of the Company and certain of its subsidiaries to: incur additional indebtedness; create liens; engage in sale-leaseback transactions; pay dividends or make distributions in respect of their capital stock; make investments or certain other restricted payments; sell assets; issue or sell stock of such subsidiaries; enter into transactions with stockholders or affiliates; acquire assets or businesses not constituting 'telecommunications assets' (as defined in the Indentures relating to the 1995 Notes); or consolidate, merge or sell all or substantially all of their assets. The covenants contained in the Indentures are subject to exceptions and the Company's new media and consumer products subsidiaries are not subject to many of the covenants contained therein, although the Company's ability to make additional investments in such subsidiaries is limited.

  Equipment Lease Financings and Credit Lines

     The Company's subsidiaries have entered into, and will continue to seek, financing arrangements with respect to equipment, including telecommunications switches, radios and other related equipment. In September 1995, the Company's wholly owned subsidiary, WinStar Wireless, Inc. ('WinStar Wireless'), entered into an equipment lease financing arrangement pursuant to which the lessor has made available $7.0 million in equipment financing. The Company's subsidiary, WinStar Telecommunications, Inc., consummated a $4.3 million sale/leaseback of its New York City switch in December 1996 and a $3.8 million sale/leaseback of its Los Angeles switch in April 1997 and borrowed approximately $3.3 million from a third party lender in connection with its purchase of its Chicago switch in March 1997. In May 1997, WinStar Wireless consummated a $10.0 million sale/leaseback of 38 GHz radios.

     In January 1998, WinStar New Media and certain of its subsidiaries (the 'Guarantors') entered into a Loan, Security and Guaranty Agreement (the 'ING Loan Agreement') with ING (U.S.) Capital Corporation, as Agent and Lender. Under the ING Loan Agreement, WinStar New Media may borrow up to $15.0 million outstanding at any one time, either in the form of revolving loans or by the issuance of letters of credit. All of WinStar New Media's obligations under the ING Loan Agreement are guaranteed by the Guarantors and are secured by substantially all of the assets of WinStar New Media and the Guarantors, including the capital stock of the Guarantors. This facility matures and all outstanding loans are payable in full on January 26, 2001.

     In February 1998, Global Products entered into a Second Amended and Restated Loan and Security Agreement (the 'Loan Agreement') with Century Business Credit Corporation ('Century') pursuant to which Century has agreed to make a $12.0 million revolving credit facility, including a letter of credit facility, available to Global Products until February 26, 2000. The Loan Agreement amends and restates a loan agreement providing for a $6.0 million credit facility from Century established in 1994 which was assigned (including all security interests and the guaranty given by the Company) to IBJ Schroder Bank & Trust Company in 1996 and reassigned to Century.

PREFERRED STOCK

  Series A Preferred Stock and Warrants

     In February 1997, the Company and a wholly-owned subsidiary sold in the February 1997 Preferred Stock Placement an aggregate of 4,000,000 shares of the Company's Series A Preferred Stock ('Series A Preferred Stock') and warrants to purchase 1,600,000 shares of the Company's Common Stock (the 'Warrants') for an aggregate purchase price of $100.0 million.

     Each share of Series A Preferred Stock has a stated value of $25 ('Stated Value') and entitles the holder thereof to receive from the Company dividends at a rate per annum equal to 6% of the Stated Value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year. The Company may, at its election, pay such dividends in cash or through the issuance of additional shares of Series A Preferred Stock.

     The shares of Series A Preferred Stock are convertible into that number of shares of Common Stock derived by dividing the aggregate Stated Value of the Series A Preferred Stock being converted by $25 (subject to adjustment). On February 11, 2002, any Series A Preferred Stock still outstanding shall be automatically converted into shares of Common Stock, unless the Company elects to pay cash therefor in an amount equal to the Stated Value plus all accrued and unpaid dividends thereon (the 'Liquidation Preference'). Unless paid for in cash, such conversion will be effected by delivery of shares of Common Stock having a value, based upon the closing bid prices for the Common Stock for the 20 consecutive trading days ending one trading day prior to such conversion date, equal to the Liquidation Preference.

     The Warrants entitle the holders thereof to purchase an aggregate of 1,600,000 shares of Common Stock for $25 per share (subject to adjustment) at any time until February 11, 2002. The Company may accelerate the expiration date at any time after February 11, 2000 if the Common Stock trades at $40 or more for a period of 20 consecutive days.

     The Company and the purchasers of the Series A Preferred Stock also entered into a Registration Rights Agreement, dated February 6, 1997 (the 'Preferred Stock Registration Rights Agreement'), pursuant to which the Company currently maintains an effective registration statement under the Securities Act, registering (i) the resale of the Series A Preferred Stock and Warrants and (ii) the issuance by the Company of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants.

     As of April 30, 1998, after giving effect to conversions of Series A Preferred Stock into Common Stock and the issuance of shares of Series A Preferred Stock as dividends, there were 3,910,466 shares of Series A Preferred Stock outstanding.

  Rights to Purchase Series B Preferred Stock

     The following is a summary of the Rights Agreement dated as of July 2, 1997 (the 'Rights Plan'), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, which was adopted by the Board of Directors of the Company on July 2, 1997. This summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the provisions of the Rights Plan.

     Under the Rights Plan, holders of Common Stock of the Company received, as a dividend, preferred stock purchase rights (the 'Rights') at the rate of one Right for each share of Common Stock held as of the close of business on July 14, 1997. One Right will also attach to each share of Common Stock issued thereafter. Currently the Rights are not separate from the Common Stock and are not exercisable, and the Rights will only separate from the Common Stock and become exercisable if a person or group acquires 10% or more of the Company's outstanding Common Stock (an 'Acquiring Person') or launches a tender or exchange offer that would result in ownership of 10% or more the Company's outstanding Common Stock. Each Right that is not owned by an Acquiring Person entitles the holder of the Right to buy one one-thousandth of one share (a 'Unit') of Series B Preferred Stock which will be issued by the Company. If any person becomes an Acquiring Person, or if an

Acquiring Person engages in certain transactions involving conflicts of interest or in a business combination in which the Company's Common Stock remains outstanding, then the Rights Plan provides that each Right, other than any Right held by the Acquiring Person, entitles the holder to purchase, for $70, Units with a market value of $140. However, if the Company is involved in a business combination in which the Company itself is not the survivor, or if the Company sells 50% or more of its assets or earning power to another person, then the Rights Plan provides that each Right entitled the holder to purchase, for $70, shares of the common stock of the Acquiring Person's ultimate parent having a market value of $140.

     At any time until ten days following the date on which a person acquires 10% or more of the Company's Common Stock, the Company may redeem all (but not less than all) of the Rights for $0.0001 per Right. The Rights expire in July 2002. The Series B Preferred Stock will have dividend and liquidation preferences over the Common Stock of the Company, but junior to any other series of preferred stock of the Company.

     In January 1998, a stockholder suit, purporting to be a class action, was commenced against the Company, its directors (and certain former directors) and one non-director officer in the Delaware Chancery Court seeking, among other things, to invalidate certain portions of the Rights Plan and to recover unspecified damages and attorneys' fees. The complaint alleges that certain provisions of the Rights Plan, particularly the so-called 'Continuing Directors' provision are not permitted under the Delaware General Corporation Law and the Company's Certificate of Incorporation. The Company believes that these allegations are without merit and that the Rights Plan was properly adopted and is valid in its entirety. The Company is reviewing its available alternatives with regard to responding to this action. See 'Business--Legal Proceedings.'

  Series C Preferred Stock

     On December 17, 1997, the Company and one of its subsidiaries sold in a private placement an aggregate of 175,000 shares of its Series C Preferred Stock for an aggregate purchase price of $175.0 million.

     Dividends on the Series C Preferred Stock accrue from December 22, 1997 at the rate per share of 14 1/4% of the Accumulated Amount (as defined) per annum, compounded semiannually on each June 15 and December 15, but will not be payable in cash, except as set forth in the next sentence. Commencing on the first June 15 or December 15 (each a 'Dividend Payment Date') which is at least six months after the later of December 15, 2002, and the Specified Debt Satisfaction Date (as defined) (the 'Cash Payment Date'), dividends on the Series C Preferred Stock will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Dividend Payment Date preceding such date. In the event that the Specified Debt Satisfaction Date shall not have occurred before December 15, 2002, the rate otherwise applicable to the Series C Preferred Stock shall be increased by 150 basis points from December 15, 2002, until the Dividend Payment Date falling on or after the Specified Debt Satisfaction Date.

     The Series C Preferred Stock ranks (i) senior to all existing and future Junior Stock (as defined), including the Series A Preferred Stock; (ii) on a parity with all existing and future Parity Stock (as defined), including the Series C Preferred Stock; and (iii) junior to all future Senior Stock (as defined). In addition, as equity, the Series C Preferred Stock will rank junior in right of payment to all indebtedness of the Company and its subsidiaries.

     The Series C Preferred Stock will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at specified redemption prices plus accumulated and unpaid dividends, if any, to the date of redemption. On December 15, 2007, the Company will be required to redeem the Series C Preferred Stock at a price equal to the Accumulated Amount thereof plus accumulated and unpaid dividends, if any, out of funds legally available therefor.

     On any scheduled Dividend Payment Date following the Specified Debt Satisfaction Date, the Company may, at its option, exchange all but not less than all of the shares of Series C Preferred Stock then outstanding for 14 1/4% Senior Subordinated Deferred Interest Notes Due 2007 ('Exchange Debentures') in an aggregate Accumulated Amount equal to the aggregate Accumulated Amount of the shares of Series C Preferred Stock outstanding at the time of such exchange, plus accumulated and unpaid dividends to the date of exchange.

     Until the Cash Payment Date, interest on the Exchange Debentures will accrue at a rate of 14 1/4% of the Accumulated Amount per annum and will be compounded semiannually on each June 15 and December 15 (each an 'Interest Payment Date') but will not be payable in cash except as set forth in the next sentence. Commencing on the first Interest Payment Date following the later of the Exchange Date (as defined) or the Cash Payment Date, interest will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Exchange Date. The Exchange Debentures, if issued, will be unsecured, senior subordinated obligations of the Company, subordinated in right of payment to all Senior Indebtedness of the Company and to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, and will rank pari passu with the Notes, 1997 Senior Subordinated Notes and the Convertible Notes. The Exchange Debentures, if issued, will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Exchange Debentures are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption.

  Series D Preferred Stock

     On March 17, 1998, the Company and one of its subsidiaries sold an aggregate of $200.0 million of the Company's Series D Preferred Stock in the 1998 Preferred Stock Placement. Dividends at the rate of 7% per annum on the Series D Preferred Stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 1998, out of funds legally available therefor. Dividends shall be, at the option of the Company, payable (i) in cash or (ii) through the issuance of shares of Common Stock. The Series D Preferred Stock is convertible at any time after the issue date, at the option of the holders thereof, into shares of Common Stock at a rate (subject to adjustment in certain events) of 1.0079 shares of Common Stock (the 'Conversion Common Stock') for each share of Series D Preferred Stock, equivalent to a conversion price of $49.61 for each share of Common Stock.

     The Series D Preferred Stock is not redeemable prior to March 20, 2001. On or after such date, the Series D Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, at specified redemption prices plus accrued and unpaid dividends. The Series D Preferred Stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share plus accrued and unpaid dividends. Upon the occurrence of a Change in Control (as defined in the Certificate of Designations governing the Series D Preferred Stock), the Company will be obligated to adjust the conversion price as provided in the Certificate of Designations relating to the Series D Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Series A, Series C and Series D Preferred Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES

     The following is a general discussion of the material United States federal income tax considerations applicable to initial holders of the Notes resulting from their purchase, ownership and disposition. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), regulations of the United States Treasury Department ('Treasury Regulations'), administrative rulings and pronouncements of the Internal Revenue Service (the 'IRS') and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all aspects of United States federal income taxation that may be relevant to particular investors in light of their personal investment circumstances (for example, as to persons holding the Notes as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes) or to situations in which the functional currency of a holder who is a U.S. Holder (as defined below) is not the United States dollar, nor does it discuss United States federal income tax considerations applicable to certain types of investors subject to special treatment under the United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers or taxpayers subject to the alternative minimum tax). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate, inheritance or other tax laws that may be applicable to a particular investor. This discussion deals only with Notes held as capital assets within the meaning of Section 1221 of the Code. EACH POTENTIAL INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

     As used in the discussion which follows, the term 'U.S. Holder' means a beneficial owner of Notes that, for United States federal income tax purposes, is (i) a citizen or resident (as defined in Section 7701(b) (1) of the Code) of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia), (iii) an estate or trust described in
Section 7701 (a) (30) of the Code, or (iv) a person whose worldwide income or gain is otherwise subject to United States federal income taxation on a net income basis. The term 'Non-U.S. Holder' means a holder of Notes, that is, for United States federal income tax purposes, not a U.S. Holder.

EXCHANGE OFFER

     The exchange of Old Notes for Exchange Notes pursuant to this Prospectus should not be a taxable exchange. Consequently, a U.S. Holder should not recognize taxable income or loss as a result of exchanging an Old Note for a New Note pursuant to this Prospectus. The holding period of a New Note will include the holding period of the Old Note and the basis of the New Note will be the same as the basis of the Old Note immediately before the exchange.

TAX CONSIDERATIONS FOR U.S. HOLDERS OF NOTES

  Payments of Interest on Cash-Pay Notes

     A U.S. Holder of a Cash-Pay Note will be required to include interest payable on a Cash-Pay Note as ordinary income as such interest accrues or is received in accordance with such U.S. Holder's regular method of tax accounting.

  Original Issue Discount on Deferred Interest Notes

     The Old Deferred Interest Notes were issued with original issue discount, as defined in the Code. The New Deferred Interest Notes will similarly be treated as issued with original issue discount. The amount of original issue discount on a debt instrument, within the meaning of Section 1273 of the Code, is the excess (if any) of its 'stated redemption price at maturity' over its 'issue price.' The issue price of each of the Deferred Interest Notes was the respective offering price to the purchasers (not including any sales to a bond house, broker, or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler) at which a substantial amount of each of the Deferred Interest Notes was sold. According to the Treasury Regulations, the issue price of the Deferred Interest Notes does not change even if part of the issue is subsequently sold at a different price. The stated redemption price at maturity of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of 'qualified stated interest' (defined generally as stated interest that is unconditionally payable in cash or in property (other than the debt instruments of the issuer) at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments). Because interest on the Deferred Interest Notes is not payable in cash until 2003, the stated interest on the Deferred Interest Notes will not be treated as qualified stated interest, but will, for United States federal income tax purposes, be added to the stated redemption price at maturity of the Deferred Interest Notes. As a result, the Deferred Interest Notes will be treated as having been issued with original issue discount equal to the excess of their stated redemption price at maturity over their issue price.

     Each U.S. Holder of a Deferred Interest Note (regardless of whether such U.S. Holder is a cash or an accrual basis taxpayer) will be required to include in such U.S. Holder's gross income in each taxable year, in advance of the receipt of cash payments attributable to such income, that portion of the original issue discount, computed on a constant yield basis, attributable to each day during such taxable year on which the U.S. Holder held the

Deferred Interest Note. In general, under Section 1272 of the Code, the amount of original issue discount that a holder of a debt instrument must include in gross income for United States federal income tax purposes will be the sum of the 'daily portions' of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year in which such holder holds the debt instrument. The daily portion is determined under a constant yield method by allocating to each day of an 'accrual period' a pro rata portion of an amount equal to the 'adjusted issue price' of the debt instrument at the beginning of the accrual period multiplied by the 'yield to maturity' of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period). Accrual periods with respect to a Deferred Interest Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Deferred Interest Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Deferred Interest Note occurs on either the final or first day of an accrual period. The yield to maturity of a debt instrument is the discount rate that, when applied to all payments due under the debt instrument produces a present value equal to the issue price of the debt instrument. The 'adjusted issue price' is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods).

     The Company will report annually to the IRS and to record holders of the Notes the original issue discount accrued and the amount of interest paid during the calendar year.

     U.S. Holders of Deferred Interest Notes should be aware that, because of the original issue discount rules, a U.S. Holder of a Deferred Interest Note will be required for United States federal income tax purposes to include amounts in ordinary income in advance of the receipt of the cash attributable to such income.

     The Cash-Pay Notes were not issued with original issue discount because stated interest is unconditionally payable in cash semi-annually throughout the life of the instrument.

  Acquisition Premium on Deferred Interest Notes

     If a U.S. Holder of a New Deferred Interest Note acquired an Old Deferred Interest Note at a cost in excess of its 'adjusted issue price' (as defined above) but less than its stated redemption price at maturity, such New Deferred Interest Note will have an acquisition premium to the extent of such excess. Under the acquisition premium rules of the Code and the Treasury Regulations promulgated thereunder, the amount of the original issue discount which such U.S. Holder must include in its gross income with respect to such Deferred Interest Note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

  Market Discount

     If a U.S. Holder purchased Notes for an amount that is less than the 'revised issue price' of the Notes at the time of acquisition, the amount of such difference will be treated as 'market discount' for United States federal income tax purposes, unless such difference is less than a specified de minimis amount ('de minimis market discount'). The 'revised issue price' is the original issue price of a Note plus the aggregate amount of previously accrued original issue discount (in the case of a Deferred Interest Note), without regard to any reductions for acquisition premium, less payments other than qualified stated interest. Under the market discount rules, a holder will be required to treat any principal payment on or any gain on the sale, exchange, retirement or other disposition of, Notes as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Notes at the time of such payment or disposition. If a holder makes a gift of a Note, accrued market discount, if any, will be recognized as if such holder had sold such Note for a price equal to its fair market value. In addition, the holder may be required to defer, until the maturity of the Notes or the earlier disposition of the Notes in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Notes.

     Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the Notes, unless a holder elects to accrue market discount on a constant interest method. A holder of Notes may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which the case rules described above regarding the deferral of interest deductions and ordinary income treatment of gain on disposition will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Amortized Bond Premium on Cash-Pay Notes

     Generally, if the tax basis of a Cash-Pay Note (generally, the purchase price thereof) held as a capital asset exceeds the amount payable at maturity of the obligation, such excess will constitute amortizable bond premium that the holder may elect, under Section 171 of the Code, to amortize under the constant yield method over the period from its acquisition date to the obligation's maturity date. A holder of a Cash-Pay Note who elects to amortize bond premium must reduce its tax basis in the related Cash-Pay Note by the amount of the aggregate amortization allowable for amortizable bond premium. Amortizable bond premium will be treated under the Code as an offset to interest income on the Cash-Pay Note for United States federal income tax purposes. An election to amortize bond premium on a Cash-Pay Note generally applies to all bonds held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired, and may not be revoked without the consent of the IRS.

  Additional Interest or Payment on Notes

     Upon a Change of Control, an additional amount would be payable in the event that a holder requires the Company to repurchase such holder's Notes, in the manner described under 'Description of the Notes-- Repurchase of Notes Upon a Change of Control.' Under Treasury Regulations, the possibility of any such additional interest or payment will not affect the accrual of original issue discount or the yield to maturity on the Notes unless, based on all the facts and circumstances as of the issue date, it is more likely than not that such additional interest or payment will be paid. The Company does not intend to treat the possibility of such additional interest or payment as affecting the computation of original issue discount or yield to maturity. If a holder of a Deferred Interest Note becomes entitled to additional interest or payment, for purposes of determining the accrual of original issue discount, the yield to maturity of such Note will be redetermined by treating such Note as reissued on the date it is determined that such additional interest or payment will be required to be paid, for an amount equal to its adjusted issue price on such date. Although the matter is not free from doubt, if a holder of a Cash-Pay Note becomes entitled to additional interest or payment, such interest or payment should be treated in the same manner as stated interest on such Note.

  Elections

     A U.S. Holder of Notes, subject to certain limitations, may elect to include all stated and unstated interest and discount on the Notes in gross income under the constant yield method. For this purpose, interest includes original issue discount, de minimis market discount and market discount, as adjusted by any amortizable bond premium or acquisition premium. Any such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies. See '--Market Discount.' U.S. Holders should consult with their tax advisors regarding any tax elections they intend to make with respect to any Notes.

  Sale or Other Disposition

     In general, a U.S. Holder of Notes will recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of such Notes measured by the difference between (i) the amount of cash and the fair market value of property received (except, in the cash of Cash-Pay Notes, to the extent attributable to accrued but unpaid interest, which will be taxable as ordinary income) and (ii) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis for determining gain or loss on the sale or other disposition of a Note will initially equal the cost of the Note to such U.S. Holder and will be increased by any accrued original issue discount (net of all amortized acquisition premium) and any market discount includable in such U.S. Holder's gross income and decreased by the amount of any cash payments received by such U.S. Holder regardless of whether such payments are denominated as principal or interest (other than payments of qualified stated interest) and amortizable bond premium, if any, deducted over the term of the Notes. Subject to the market discount rules discussed above, any such gain or loss will generally be long-term capital gain or loss, provided the Notes have been held for more than one year. Capital gains rates that apply to the sale or exchange of Notes by noncorporate U.S. Holders will be reduced if the Notes were held for more than one year but not more than 18 months at the time of disposition and will be reduced further if the Notes were held for more than 18 months at the time of disposition.

  Applicable High Yield Discount Rules

     Generally, under Section 163(e)(5) of the Code, original issue discount is not deductible until paid in cash or property (other than issuer debt or stock) with respect to any 'applicable high yield discount obligations' ('AHYDOs') issued by a corporation. A Deferred Interest Note will constitute an AHYDO since it (i) has a maturity date which is more than five years from the date of issue,
(ii) has a yield to maturity which equals or exceeds the sum of five percentage points plus the 'applicable federal rate' ('AFR') for the calendar month in which the obligation is issued and (iii) has 'significant original issue discount' (as defined in Section 163(i)(2) of the Code). (The applicable AFR for the month of March 1998 is 5.83%). Since the Deferred Interest Notes are AHYDOs,
(i) the product of the total original issue discount under the Deferred Interest Notes times the ratio of (a) the excess of the yield to maturity over the sum of the AFR plus six percentage points to (b) the yield to maturity will not be deductible by the Company and will be treated for some purposes as dividends to corporate holders of the Deferred Interest Notes (to the extent that the Company has sufficient current or accumulated earnings and profits for United States federal income tax purposes that such non-deductible amounts would have been treated as dividends if they had been distributions with respect to the Company's stock), and (ii) any original issue discount for which the Company's deductions are not disallowed under clause (i) above will not be deductible by the Company until actually paid. Amounts treated as dividends under clause (i) will be non-deductible by the Company, and may qualify for the dividends received deduction for corporate holders, but should be otherwise treated as original issue discount and included in income, as described above. The Company believes that it does not presently have any current or accumulated earnings and profits and it cannot predict whether it will have any earnings and profits for future years. As such, in any year in which the Company has no earnings and profits, the non-deductible portion in clause (i) relating to such year would not be eligible for the dividends received deduction in the case of corporate holders.

INFORMATION REPORTING AND BACKUP WITHHOLDING ON U.S. HOLDERS

     Information reporting and backup withholding may apply with respect to certain payments of principal and interest (including original issue discount) on the Notes and to certain payments of proceeds on the sale or redemption of the Notes. Such payments will be subject to backup withholding at a rate of 31 percent unless the beneficial owner of such security furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Notes are sold to (or through) a 'broker,' the broker may be required to withhold 31 percent of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (it) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term 'broker' as defined by Treasury Regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF NOTES

  Portfolio Interest Exemption

     A Non-U.S. Holder of Notes will generally, under the portfolio interest exemption of the Code, not be subject to United States federal income taxes or United States federal withholding tax, on payments of principal, premium, if any, and interest (including original issue discount) on the Notes, provided that (in the case of interest, including original issue discount) (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) such original issue discount or interest is not effectively connected with a United States trade or business of the Non-U.S. Holder and (iv) either (a) the beneficial owner of the Notes certifies to the Company or its agent, under penalties of perjury, that it is a Non-U.S. Holder and provides a completed IRS Form W-8 ('Certificate of Foreign Status') or (b) a securities clearing organization, bank or other financial institution which holds customers' securities in the ordinary course of its trade or business (a 'financial institution') and holds the Notes, certifies to the Company or its agent, under penalties of perjury, that it has received Form W-8 from the beneficial owner or that it has received from another financial institution a Form W-8 and furnishes the payor with a copy thereof. If any of the situations described in proviso (i), (ii) or (iv) of the preceding sentence do not exist, interest on the Notes when received is subject to United States withholding tax at the rate of 30% unless an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident provides for the elimination or reduction in the rate of United States federal withholding tax. Final Treasury Regulations issued October 6, 1997 will provide alternative methods for satisfying the certification requirement described in clause (iv)(a) and (b). The final Treasury Regulations generally are to be effective for payments made after December 31, 1998.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States and interest (including original issue discount) on the Note is effectively connected with the conduct of such trade or business, such holder will be exempt from United States federal withholding tax if such holder delivers a properly completed Form 4224. Such holder will be subject to United States federal income tax on such interest (including original issue discount) and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

  Federal Estate Tax

     Notes owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be excluded from the individual's gross estate for the United States federal estate tax purposes and will not be subject to United States federal estate tax if the nonresident qualifies for the portfolio interest exemption (without regard to the certification requirements) discussed above.

  Sale of Notes

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized in connection with the sale, exchange or redemption of Notes, unless (i) (a) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or,
(b) if a tax treaty applies, the gain is attributable to the United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied, or (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to United States expatriates and former residents.

  Information Reporting and Backup Withholding

     In general, there is no United States information reporting requirement or backup withholding tax on payments to Non-U.S. Holders who provide the appropriate certification described above regarding qualification for the portfolio interest exemption from United States federal income tax for payments of principal or interest (including original interest discount) on the Notes.

     Payment by the Company of principal on, or payment by a United States office of a broker of the proceeds of a sale of, Notes held by a Non-U.S. Holder is subject to both backup withholding and information reporting unless the beneficial owner provides a completed IRS Form W-8 which certifies under penalties of perjury that such owner is a Non-U.S. Holder who meets all the requirements for exemption from United States federal income tax on any gain from the sale, exchange or retirement of the Notes.

     In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of Notes effected at a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding, but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other certification conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided the required information is furnished to the IRS.

     THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE NOTES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements of (i) the Company as of December 31, 1996 and 1997 and for the years ended December 31, 1996 and December 31, 1997, and the ten months ended December 31, 1995, and (ii) Midcom as of and for the year ended December 31, 1997, each of which is incorporated by reference into this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon. The financial statements of Midcom Communications, Inc. as of December 31, 1995 and December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference into this Prospectus, have been audited by Ernst & Young LLP, independent auditors, to the extent for the periods indicated in their report thereon.

                          INDEX TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Unaudited Pro Forma Condensed Consolidated Financial Statements............................................    F-2
Unaudited Pro Forma Condensed Consolidated Statement of Operations, Three Months Ended March 31, 1998......    F-3
Unaudited Pro Forma Condensed Consolidated Statement of Operations, Year Ended December 31, 1997...........    F-4
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations...............................    F-5

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 gives effect to the February 1997 Preferred Stock Placement, the issuance of the March 1997 Notes in the March 1997 Debt Placement, the WEC II Equipment Notes issued in the August 1997 Debt Placement, the Senior Subordinated Notes issued in the October 1997 Debt Placement, the US ONE Asset Acquisition and Financing, the issuance of the Exchangeable Preferred Stock in the December 1997 Exchangeable Preferred Stock Placement (the 'Financing Transactions'), the Midcom Asset Purchase, the Preferred Stock Placement and the 1998 Debt Placement (collectively, the 'Pro Forma Transactions') as if they occurred as of January 1, 1997.

     The following unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 1998 gives effect to the Midcom Asset Purchase, the Preferred Stock Placement and the 1998 Debt Placement, as if they occurred as of January 1, 1998.

     The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Pro Forma Transactions in fact occurred on such date or to project the Company's results of operations or financial condition for any future period or date.

     These pro forma financial statements should be read in conjunction with the notes to the unaudited pro forma condensed consolidated financial statements.

     The Pro Forma Financial Information gives effect to the Pro Forma Transactions, including the Midcom Asset Acquisition, and relies upon the historical financial statements of Midcom (which are incorporated by reference into this Prospectus). Midcom's financial statements for the year ended December 31, 1997 (and, consequently, the Pro Forma Financial Information) include Midcom's operations during the 10-month period in 1997 prior to Midcom's bankruptcy filing in November 1997 and, therefore, do not accurately reflect the state of the business actually acquired by the Company in January 1998. See Note A to the Midcom Consolidated Financial Statements. In addition, one of the significant assets acquired by the Company in the acquisition was Midcom's customer base, all of whom now must be notified by the Company of the transfer of their accounts to the Company and have the option to replace the Company as their service provider. Although the Company expects that a significant number of customers will elect to terminate their service and move to other carriers, the Pro Forma Financial Information does not give effect to the loss of any Midcom customers. Moreover, the Pro Forma Financial Information does not purport to represent what the Company's results of operations or financial condition would actually have been had the Midcom Asset Acquisition in fact occurred on January 1, 1997 or to project the Company's results of operations or financial condition for any future period or date. Although the Company believes the assets it acquired from Midcom were purchased on attractive terms, the Company believes that investors in any of the Securities offered hereby should not place any reliance on the pro forma operating results contained in the Pro Forma Financial Statements as they relate to Midcom.

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               ADJUSTMENTS
                                                                                              FOR THE 1998
                                                                            PRO FORMA        PREFERRED STOCK
                                            THE                              FOR THE            PLACEMENT
                                         COMPANY,         MIDCOM,            MIDCOM           AND THE 1998
                                        HISTORICAL     HISTORICAL(g)    ASSET ACQUISITION    DEBT PLACEMENT     PRO FORMA
                                        -----------    -------------    -----------------    ---------------    ----------
Operating revenues
  Telecommunications services........    $  35,487       $   3,772          $  39,259           $               $   39,259
  Information services...............       11,949                             11,949                               11,949
                                        -----------    -------------    -----------------    ---------------    ----------
Total operating revenues.............       47,436           3,772             51,208                               51,208
                                        -----------    -------------    -----------------    ---------------    ----------

Operating expenses
  Cost of services and products......       42,775           3,321             46,096                               46,096
  Selling, general and administrative
    expenses.........................       53,611             695             54,306                               54,306
  Depreciation and amortization......       11,399             158             11,557                               11,557
                                        -----------    -------------    -----------------    ---------------    ----------
Total operating expenses.............      107,785           4,174            111,959                              111,959
                                        -----------    -------------    -----------------    ---------------    ----------
    Operating loss...................      (60,349)           (402)           (60,751)                             (60,751)

Other expenses
  Interest expense...................      (28,656)                           (28,656)            (10,757)(e)      (39,413)
  Interest income....................        4,928              --              4,928                                4,928
                                        -----------    -------------    -----------------    ---------------    ----------
Loss from continuing operations
  before income tax benefit..........      (84,077)           (402)           (84,479)            (10,757)         (95,236)
Income tax benefit...................        1,100                              1,100                                1,100
                                        -----------    -------------    -----------------    ---------------    ----------
Loss from continuing operations......      (82,977)           (402)           (83,379)            (10,757)         (94,136)
Loss from discontinued operations....       (1,982)                            (1,982)                              (1,982)
                                        -----------    -------------    -----------------    ---------------    ----------
Net loss.............................      (84,959)           (402)           (85,361)            (10,757)         (96,118)

Less preferred stock dividends.......       (8,198)             --             (8,198)             (2,994)(f)      (11,192)
                                        -----------    -------------    -----------------    ---------------    ----------
Net loss applicable to common stock
  holders............................    $ (93,157)      $    (402)         $ (93,559)          $ (13,751)      $ (107,310)
                                        -----------    -------------    -----------------    ---------------    ----------
                                        -----------    -------------    -----------------    ---------------    ----------
Loss applicable to common stock per
  share from continuing operations...    $   (2.54)                         $   (2.55)                          $    (2.92)

Loss per share from discontinued
  operations.........................        (0.06)                             (0.06)                               (0.06)
                                        -----------                     -----------------                       ----------
Net loss applicable to common stock
  per share..........................    $   (2.60)                         $   (2.61)                          $    (2.98)
                                        -----------                     -----------------                       ----------
                                        -----------                     -----------------                       ----------

Weighted average shares outstanding..       35,899                             35,899                  72           35,971
                                        -----------                     -----------------    ---------------    ----------
                                        -----------                     -----------------    ---------------    ----------

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                ADJUSTMENTS
                                                                      THE         FOR THE
                                                                   COMPANY,      PRO FORMA      PRO FORMA FOR THE       MIDCOM,
                                                                  HISTORICAL    FINANCINGS    FINANCING TRANSACTIONS   HISTORICAL
                                                                  -----------   -----------   ----------------------   ----------
Operating revenues
  Telecommunications services...................................   $  38,277     $                  $   38,277         $   98,283
  Information services .........................................      41,354                            41,354
                                                                  -----------   -----------         ----------         ----------
Total operating revenues........................................      79,631                            79,631             98,283
                                                                  -----------   -----------         ----------         ----------
Operating expenses
  Cost of services and products.................................      81,017                            81,017             72,440
  Selling, general and administrative expenses..................     156,959                           156,959             86,004
  Depreciation and amortization.................................      29,701         5,062(a)           34,763             17,168
                                                                  -----------   -----------         ----------         ----------
Total operating expenses........................................     267,677         5,062             272,739            175,612
                                                                  -----------   -----------         ----------         ----------
  Operating loss................................................    (188,046)       (5,062)           (193,108)           (77,329)
Other expense
  Interest expense..............................................     (77,257)      (25,905)(a)         (103,162)           (9,929)
  Interest income...............................................      17,577                            17,577                 --
  Reorganization items..........................................                                                          (11,310)
  Other income (expense)........................................       2,219                             2,219             (5,200)
                                                                  -----------   -----------         ----------         ----------
Loss from continuing operations before income tax benefit.......    (245,507)      (30,967)           (276,474)          (103,768)
Income tax benefit..............................................       2,500                             2,500
                                                                  -----------   -----------         ----------         ----------
Loss from continuing operations.................................    (243,007)      (30,967)           (273,974)          (103,768)
Loss from discontinued operations...............................      (6,477)                           (6,477)
                                                                  -----------   -----------         ----------         ----------
Net loss........................................................    (249,484)      (30,967)           (280,451)          (103,768)
Less preferred stock dividends..................................      (5,879)      (25,927)(a)          (31,806)
                                                                  -----------   -----------         ----------         ----------
Net loss applicable to common stockholders......................   $(255,363)    $ (56,894)         $ (312,257)        $ (103,768)
                                                                  -----------   -----------         ----------         ----------
                                                                  -----------   -----------         ----------         ----------
Loss applicable to common stock per share from continuing
  operations....................................................   $   (7.49)                       $    (9.20)
Loss per share from discontinued operations.....................       (0.19)                            (0.19)
                                                                  -----------                       ----------
Net loss applicable to common stock per share...................   $   (7.68)                       $    (9.39)
                                                                  -----------                       ----------
                                                                  -----------                       ----------
Weighted average shares outstanding ............................      33,249                            33,249
                                                                  -----------                       ----------
                                                                  -----------                       ----------

                                                                                                ADJUSTMENTS
                                                                                               FOR THE 1998
                                                                  ADJUSTMENTS    PRO FORMA       PREFERRED
                                                                    FOR THE       FOR THE     STOCK PLACEMENT
                                                                    MIDCOM        MIDCOM          AND THE
                                                                     ASSET         ASSET           1998
                                                                  ACQUISITION   ACQUISITION   DEBT PLACEMENT    PRO FORMA
                                                                  -----------   -----------   ---------------   ---------
Operating revenues
  Telecommunications services...................................   $             $ 136,560       $              $136,560
  Information services .........................................                    41,354                        41,354
                                                                  -----------   -----------   ---------------   ---------
Total operating revenues........................................          --       177,914                       177,914
                                                                  -----------   -----------   ---------------   ---------
Operating expenses
  Cost of services and products.................................                   153,457                       153,457
  Selling, general and administrative expenses..................         714(b)    243,677                       243,677
  Depreciation and amortization.................................       5,139(b)     56,741                        56,741
                                                                        (329)(b)
                                                                  -----------   -----------   ---------------   ---------
Total operating expenses........................................       5,524       453,875                       453,875
                                                                  -----------   -----------   ---------------   ---------
  Operating loss................................................      (5,524)     (275,961)                     (275,961 )
Other expense
  Interest expense..............................................       9,929(b)   (103,162)        (49,590)(d)  (152,752 )
  Interest income...............................................      (4,784)(b)     12,793                       12,793
  Reorganization items..........................................      11,310(b)         --
  Other income (expense)........................................                    (2,981)                       (2,981 )
                                                                  -----------   -----------   ---------------   ---------
Loss from continuing operations before income tax benefit.......      10,931      (369,311)        (49,590)     (418,901 )
Income tax benefit..............................................                     2,500                         2,500
                                                                  -----------   -----------   ---------------   ---------
Loss from continuing operations.................................      10,931      (366,811)        (49,590)     (416,401 )
Loss from discontinued operations...............................                    (6,477)                       (6,477 )
                                                                  -----------   -----------   ---------------   ---------
Net loss........................................................      10,931      (373,288)        (49,590)     (422,878 )
Less preferred stock dividends..................................                   (31,806)        (14,000)(c)   (45,806 )
                                                                  -----------   -----------   ---------------   ---------
Net loss applicable to common stockholders......................   $  10,931     $(405,094)      $ (63,590)     (468,684 )
                                                                  -----------   -----------   ---------------   ---------
                                                                  -----------   -----------   ---------------   ---------
Loss applicable to common stock per share from continuing
  operations....................................................                 $  (11.99)                     $ (13.81 )
Loss per share from discontinued operations.....................                     (0.19)                        (0.19 )
                                                                                -----------                     ---------
Net loss applicable to common stock per share...................                 $  (12.18)                     $ (14.00 )
                                                                                -----------                     ---------
                                                                                -----------                     ---------
Weighted average shares outstanding ............................                    33,249             220        33,469
                                                                                -----------   ---------------   ---------
                                                                                -----------   ---------------   ---------

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997
     (a) To record the Financing Transactions as if they occurred as of January 1, 1997, including preferred stock dividends and amortization of debt offering costs and other related fees, but not to include interest income earned on unused cash, as follows:

         Preferred Stock dividends on the Preferred Stock issued by the Company in the February 1997 Preferred Stock Placement ($654).
         Interest expense on the debt issued in the March 1997 Debt Placement
           ($8,476).
         Interest expense on the debt issued in the August 1997 Debt Placement
           ($4,018).
         Interest expense on the Senior Subordinated Notes issued in the October
           1997 Debt Placement ($12,336).
         Depreciation expense on the assets acquired in the US ONE Asset
           Acquisition, ($5,062) and the interest expense on the related financing ($6,877).
         Preferred Stock dividends on the Exchangeable Redeemable Preferred
           Stock issued in the December 1997 Preferred Stock Placement
           ($25,273).
         Eliminate the pro forma interest expense ($6,877) related to the US ONE
           Asset Financing and to record the interest expense ($1,075) related to the write-off of the related financing fees.

     (b) To record the MIDCOM Asset Acquisition as follows:
         Amortization of the excess of the purchase price over Seller's historical basis of the assets acquired in the Midcom Asset Acquisition over ten years ($5,139).
         Eliminate the interest expense recorded on the Midcom debt, which was not assumed in the Midcom Asset Acquisition ($9,929).
         Eliminate interest income on the purchase price of the Midcom
           Acquisition, as if the Midcom Acquisition had occurred as of January 1, 1997 ($4,784).
         Eliminate depreciation expense ($329) related to the Midcom assets not purchased by the Company and to record rental expense ($714) for the Midcom assets leased by the Company.
         Eliminate Reorganization items related to the Midcom bankruptcy
           ($11,310).

     (c) To reflect Preferred Stock dividends (assuming the dividends are paid in Common Stock) as if the Preferred Stock Placement had been completed as of January 1, 1997.

     (d) To record interest expense on the 1998 Debt Placement, including amortization of debt offering costs and other related fees, as if the Notes issued in the 1998 Debt Placement, were issued as of January 1, 1997, but not to include interest income earned on available cash.

STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998

     (e) To record interest expense on the 1998 Debt Placement, including amortization of debt offering costs and other related fees, as if the Notes issued in the 1998 Debt Placement, were issued as of January 1, 1998, but not to include interest income earned on available cash.

     (f) To reflect Preferred Stock dividends (assuming the dividends are paid in Common Stock) as if the Preferred Stock Placement had been completed as of January 1, 1998.

     (g) The historical results of Midcom for the period January 1, 1998 through January 21, 1998 is based pro-rata on the actual operating results of the Midcom operations for the period January 22, 1998 through March 31, 1998.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by law.

     Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

     'Section 145. Indemnification of officers, directors, employees and agents; insurance.

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorney's fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to 'the corporation' shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to 'other enterprises' shall include employee benefit plans; references to 'fines' shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to 'serving at the request of the corporation' shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner 'not opposed to the best interests of the corporation' as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.'

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS

EXHIBIT
 NUMBER   DESCRIPTION
--------  --------------------------------------------------------------------------------------------------------
 * 5.1    --  Opinion of Graubard Mollen & Miller
  12.1    --  Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
  23.1    --  Consent of Grant Thornton LLP
  23.2    --  Consent of Grant Thornton LLP
  23.3    --  Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)
  23.4    --  Consent of Ernst & Young LLP
 *24.1    --  Powers of Attorney (included on the signature pages of this Registration Statement)
 *99.1    --  Form of Letter of Transmittal for Exchange of Cash-Pay Notes
 *99.2    --  Form of Letter of Transmittal for Exchange of Deferred Interest Notes

------------------
* Previously filed

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-4 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THIS 6th DAY OF AUGUST, 1998.

                                          WINSTAR COMMUNICATIONS, INC.

                                          By:   /s/William J. Rouhana, Jr.
                                              _________________________________
                                                   William J. Rouhana, Jr.
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------

                                            Chairman of the Board of Directors and              August 6, 1998
------------------------------------------  Chief Executive Officer (and principal
         William J. Rouhana, Jr.            executive officer)

                    *                       President, Chief Operating Officer and              August 6, 1998
------------------------------------------  Director
              Nathan Kantor

                    *                       Vice Chairman of the Board of Directors             August 6, 1998
------------------------------------------
             Steven G. Chrust

                    *                       Executive Vice President and Chief                  August 6, 1998
------------------------------------------  Financial Officer (and principal accounting
            Charles T. Dickson              officer)

                    *                       Director                                            August 6, 1998
------------------------------------------
            Bert W. Wasserman

                    *                       Director                                            August 6, 1998
------------------------------------------
         William J. Vanden Heuvel

                    *                       Director                                            August 6, 1998
------------------------------------------
             Steven B. Magyar

                    *                       Director                                            August 6, 1998
------------------------------------------
              James I. Cash

------------------
*By power of attorney

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
   12.1       --   Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
   23.1       --   Consent of Grant Thornton LLP
   23.2       --   Consent of Grant Thornton LLP
   23.3       --   Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)
   23.4       --   Consent of Ernst & Young LLP